# FUNDING AND PARTICIPATION AGREEMENT

THIS AGREEMENT dated the 22nd day of December 2017.

BETWEEN:

**DEJOUR ENERGY (ALBERTA) LTD.**, a body corporate, having an office in the City of Calgary, in the Province of Alberta ("**Dejour**")

- and -

**ACCELERATION RESOURCES LLC**, a body corporate, having an office in the City of San Francisco, in the State of California ("**AR**")

WHEREAS Dejour has agreed to grant AR certain Royalties and/or Exclusive Interest Wells in the Participation Lands in exchange for funding from AR, all on the terms and conditions set out herein;

NOW THEREFORE, THIS AGREEMENT WITNESSETH that, in consideration of the premises and of the mutual covenants herein set forth and provided for, the parties agree as follows:

## 1. DEFINITIONS

In this Agreement, unless the context otherwise requires, or unless otherwise defined herein, the definitions contained in Clause 1.01 of the 2007 CAPL Operating Procedure shall apply and, in addition, the following definitions shall apply:

(a) "AMI" has the meaning set out in Clause 11;

(b) "Abandonment" or "Abandon" means the proper plugging and abandoning of a well in compliance with the Regulations and the restoration of the well site to the satisfaction of any governmental body having jurisdiction with respect thereto and to the reasonable satisfaction of the owner or occupier of the surface;

(c) "Agreement" means this Funding and Participation Agreement including the attached Schedules;

(d) "Casing Point" means that point in time when the Initial Test Well or an Option Well has been drilled to Contract Depth, the authorized logs and tests have been run and a decision must be made whether to set production casing, cement in place and attempt to Complete the well in accordance with Clause 4, Clause 5 or Clause 6;

(e) "Contract Depth" means a maximum final total depth of -425 meters subsea when target formation is the Halfway Formation;

(f) "Contract Operating Rules" means those provisions set out in Schedule "F" applicable to Dejour's operation of an Option Well where AR has an Exclusive Interest Well;

(g) "Costs" means any costs, expenses, damages, actions, obligations, risks, liabilities, loses or claims in connection with the drilling, Completion and Equipping or Abandonment of the Initial Test Well or an Option Well, as applicable.

(h) "Drilling Notice" means AR's or Dejour's notice of its intention to drill an Option Well pursuant to Clause 5, which shall include the nature of the operation, the proposed location of the operation, the anticipated time of commencement and estimate duration of the operation and an AFE for the drilling, Completion, and Equipping of such Option Well;

(i) "Earning Period" means the period that AR has the right to fund and receive a Royalty or an Exclusive Interest Well, as the case may be, by drilling an Earning Well, commencing with the Effective Date and expiring December 31, 2027;

(j) "Earning Well" means either the Initial Test Well or an Option Well drilled pursuant to Clause 3, Clause 4 or Clause 5 of this Agreement, by virtue of which AR has a right to earn a Royalty or Exclusive Interest Well, as the case may be, in the Participation Lands;

(k) "Effective Date" means the date first written above;

(l) "Encumbrances" means any royalties, overriding royalties, production payments, net profits interests or other charges of a similar nature including lessor royalties, other than the Royalty which encumber or burden the Existing Working Interest in the Participation Lands as more generally described in Schedule "A";

(m) "Excluded Interests" means, within the Participation Lands, Dejour's:

i. Working Interest in Petroleum Substances below the base of the Halfway Formation underlying the Participation Lands; and

ii. all Excluded Wells, and any other production, processing and transportation facilities connected to those wells;

(n) "Excluded Wells" means any wells spudded prior to the Effective Date, as listed in Schedule "B" and any production from those wells;

(o) "Exclusive Interest Well" means AR's one hundred (100%) percent working interest in the Initial Test Well under Clause 4, or any Option Well under Clause 5, together with any rights under any Title Documents to explore for and produce any Petroleum Substances in the Participation Lands from that well;

(p) "Existing Working Interest" means the available undivided working interest of Dejour in the Participation Lands prior to any earning hereunder as more specifically described in Schedule "A";

(q) "Halfway Formation" means the formation measured from 1094.0 m TVD – 1,100 m TVD on the Density Neutron log for the 200/d-091-H 094-H-02/00 wellbore;

(r) "Initial Test Well" means the first well drilled into a Pod pursuant to Clause 3 and Clause 4, by which AR has the right to earn an interest as provided in this Agreement;

(s) "Multi-Well Development" has the meaning set out in Clause 5(b);

(t) "ORR Agreement" means the overriding royalty agreement to be executed between Dejour and AR in respect of the Royalty under Clause 4 and as may be amended for subsequent Royalties under Clause 5, in the form attached at Schedule "E";

(u) "Option Production Well" means any well drilled after the Initial Test Well or an Option Test Well into a Pod drilled by that Initial Test Well or Option Test Well, by which AR has the right to earn a Royalty or Exclusive Interest Well, as the case may be, under this Agreement;

(v) "Option Test Well" means any well first drilled into a Pod pursuant to Clause 5 of this Agreement that is different than the Pod drilled by the Initial Test Well by virtue of which AR has the right to earn a Royalty or Exclusive Interest Well, as the case may be, under this Agreement;

(w) "Option Well" means any Option Test Well or Option Production Well, as the case may be;

(x) "Participation Lands" means the areal, stratigraphic and substance rights identified in Schedule "A" of this Agreement, excluding the "Excluded Interests";

(y) "Pod" or "Pods" means individually or collectively, as applicable, the seismically defined anomalies in the Halfway Formation outlined green on Schedule "D", with such amendments or additions agreed by the parties from time to time;

(z) "Prior Agreements" means any pre-existing agreement currently governing Dejour and third parties as to the Participation Lands;

(aa) "Proposing Party" means Dejour for the Initial Test Well and for an Option Well, the party who serves a Drilling Notice in accordance with Clause 5;

(bb) "Receiving Party" means AR for the Initial Test Well and for an Option Well, the party who receives a Drilling Notice in accordance with Clause 5;

(cc) "Royalty" means a fifteen (15%) percent (subject to Clause 11(b)) overriding, non-convertible, no deductions royalty earned by AR under this Agreement in any production from the Initial Test Well or an Option Well;

(dd) "Title Documents" means the documents of title described as "Title Documents" as set out in Schedule "A" relating to the Participation Lands, and all renewals, extensions, continuations or documents of title issued in substitution or by selection; and

(ee) "Transfer Documents" means those documents set out in Schedule "G" for the transfer of Working Interests in the Initial Test Well or an Option Well under this Agreement.

## 2. SCHEDULES

The following schedules described below are attached to and form part of this Agreement:

| | |
|---|---|
| Schedule "A": | sets forth the Participation Lands, Title Documents, Encumbrances and Pre-Agreement Existing Working Interest; |
| Schedule "B": | sets forth the Excluded Interests; |
| Schedule "C": | sets forth the types of well information to be supplied (the "Well Data Requirement Sheet"); |
| Schedule "D": | is an outline of Dejour's Seismic Data, the AMI Area and the Pods; |
| Schedule "E": | is the form of Overriding Royalty Agreement to be executed under Clause 4 of the Agreement and as may be amended under Clause 5 of this Agreement; and |
| Schedule "F": | are the Contract Operating Rules; |

Schedule "G" are the Transfer Documents; and

Schedule "H" are the Cash Call and AFE Rights of Dejour.

## 3. INITIAL TEST WELL COMMITMENT

On or before **March 31, 2018** (the "Spud Date"), Dejour shall spud the Initial Test Well in the first Pod (as indicated in Schedule D as "Pod A") at a location within such Pod as determined by Dejour in consultation with AR. In the event Dejour, acting reasonably, is unable to spud the Initial Test Well before the Spud Date due to, amongst other things, an inability to obtain surface access, regulatory and stakeholder approvals or rig availability, the parties shall, acting in good faith, amend the Spud Date to reasonably accommodate the drilling of the Initial Test Well. Dejour, as Operator under this Agreement, shall then, subject always to Clause 6, diligently and continuously drill such Initial Test Well to evaluate all hydrocarbon potential to Contract Depth, test and either Complete and Equip such Initial Test Well for the taking of production or Abandon such Initial Test Well, as the case may be. AR shall pay one hundred (100%) percent of all Costs associated with the drilling of the Initial Test Well (not including and Completion, Equipping or Abandonment), up to a maximum of **four hundred thousand dollars ($400,000)**, (such lesser amount being the "Commitment Threshold"). Subject to Clause 6, Dejour and AR shall each be liable for fifty (50%) percent of all Costs incurred on the Initial Test Well in excess of the Commitment Threshold.

## 4. INITIAL TEST WELL

(a) Upon the Casing Point for the Initial Test Well, AR shall, subject to Clause 4(b), earn the Royalty in respect of the Initial Test Well; and such well, the Participation Lands covering Pod A from which Petroleum Substances are produced through such well and production associated with such Initial Test Well, shall become subject to the ORR Agreement.

(b) Failure for AR to elect participation beyond Casing Point in the Initial Test Well, as provided in Clause 6, shall result in no Royalty being applicable until such time as the gross proceeds of sale of Petroleum Substances produced from that well (calculated at the wellhead) equals the aggregate of **five hundred (500%) percent** of fifty (50%) percent of the Costs in excess of the Commitment Threshold, all in accordance with Canadian Generally Accepted Accounting Principles (GAAP). After that point, the Royalty in respect of the Initial Test Well shall be payable for the life of the well in accordance with the ORR Agreement. For clarity, AR shall not be liable for any Costs associated with the Completion, Equipping or Abandonment of the Initial Test Well should it not participate in accordance with Clause 6, and Dejour proceeds with a Completion attempt. Notwithstanding the foregoing, upon funding the Commitment Threshold and any additional costs as required pursuant to Clause 3, AR shall be entitled to participate in all Option Production Wells in the Pod where the Initial Test Well was drilled and, unless AR has agreed otherwise, Dejour shall not provide an operations notice in respect of any such Option Production Wells until such time as AR has made its Casing Point election in respect of the Initial Test Well.

(c) Should Dejour elect not proceed with the setting of production casing, cementing in and a Completion attempt beyond Casing Point of the Initial Test Well, AR shall then have a period of twenty-four (24) hours after such notice of such election has been provided by Dejour and both the logs and results of the tests have been provided, to elect to take exclusive ownership of Dejour's Working Interest the Initial Test Well, which Dejour agrees shall be 100% of the interest in that Initial Test Well, as an Exclusive Interest Well. In this event:

i. Within three (3) business days of AR's election, the parties shall execute and deliver the Transfer Documents in respect of the Exclusive Interest Well rights relating to the Initial Test Well and shall take all other reasonable steps required to register and otherwise effect such transfer;

ii. Dejour shall proceed with the setting of production casing, cementing in and a Completion attempt on behalf of AR and either Complete and Equip such Option Well for the taking of production, or Abandon the Initial Test Well, as directed by AR and acting on behalf of AR at AR's sole discretion subject to the Contract Operating Rules; and

iii. Subject to an election by Dejour pursuant to Clause 4(d), all Costs in respect of operations after such election shall be borne by AR one hundred (100%) percent and AR shall provide any credit support that may be required by any governmental agency.

(d) AR shall be entitled to retain the Exclusive Interest Well until such time as the gross proceeds of sale of Petroleum Substances produced from that well (calculated at the wellhead) equals the aggregate of **five hundred (500%) percent** of half of the Costs after the Commitment Threshold, all in accordance with Canadian Generally Accepted Accounting Principles (GAAP). After that point, Dejour shall have the option upon thirty (30) days' written notice, but not the obligation, to retake full ownership of the Working Interests in the Initial Test Well. In this event:

i. Within three (3) business days of Dejour's election, the parties shall execute and deliver the Transfer Documents for the Exclusive Interest Well rights relating to Initial Test Well to reflect this transfer;

ii. all Costs in respect of operations after such election shall be borne by Dejour one hundred (100%) percent and Dejour shall provide any credit support that may be required by any governmental agency;

iii. AR shall be entitled to the Royalty payable for the life of that well in accordance with the ORR Agreement.

For clarity, Dejour shall not be liable for any Costs associated with Abandonment of the Initial Test Well should it not participate in accordance with this Clause 4(d), and AR proceeds with a Completion attempt. Notwithstanding the foregoing, Dejour hall be entitled to participate in all Option Production Wells in the Pod where the Initial Test Well was drilled.

(e) If both Dejour and AR elect to participate in the setting of production casing, cementing in place and Completion in accordance with this Clause 4 and Clause 6, Dejour shall proceed to run production casing, cementing in place and Completion of the Initial Test Well for the taking of Petroleum Substances and the Costs of those operations above the Commitment Threshold shall be paid equally by the parties. If both Dejour and AR elect not to participate in the setting of production casing, cementing in place and Completion in accordance with this Clause 4 or Clause 6, Dejour shall Abandon the Initial Test Well within six (6) months of the expiry of the twenty-four (24) hour period provided in Clause 6 and such Costs including Abandonment shall be paid equally by the parties.

## 5. OPTION WELLS

(a) AR and Dejour shall each have the independent right to propose a Drilling Notice to the other party for the drilling of Option Wells, provided however AR's right to propose and serve Drilling Notice to Dejour shall commence January 1, 2019 and end September 1, 2026 (in respect of wells that could reasonably be expected to be drilled before December 31, 2027). Notwithstanding the above:

i. AR shall only have the right to propose a Drilling Notice where it has complied with Clause 3;

ii. Unless AR agrees, Dejour shall not provide an operations notice in respect of any such Option Production Wells until such time as AR is entitled to participate; and

iii. a party shall not propose a Drilling Notice if its is in default hereunder.

(b) A Receiving Party shall have the right to elect to participate in a proposed Option Well within **thirty (30) days** of receipt of a Drilling Notice.

(c) Where Dejour serves a Drilling Notice for an Option Well, and AR elects not to fund fifty (50%) percent of the Costs of that well, then Clause 4(b) shall apply to such well *mutatis mutandis*.

(d) Where AR serves a Drilling Notice for an Option Well, and Dejour elects not to fund fifty (50%) percent of the Costs of that well, then Clauses 4(c) and 4(d) shall apply to such well *mutatis mutandis* as an Exclusive Interest Well.

(e) Where either party serves a Drilling Notice for an Option Well, and other party elects to fund fifty (50%) percent of the Costs of that Well, then Clause 4(e) shall apply to such well *mutatis mutandis*.

(f) If a Proposing Party issues a Drilling Notice for an Option Test Well and Receiving Party elects not to participate or fails to respond within the response period in Clause 5(b), then:

i. that Receiving Party shall forfeit its ability to propose or participate in any future drilling on the Pod that is the subject of the proposed Option Test Well; and

ii. the Participation Lands shall be deemed to be amended to exclude reference to such Pod;

provided however, that neither of the foregoing shall occur if the operation proposed that a Drilling Notice is not commenced within ninety (90) days pursuant to Clause 5(i).

(g) Where Dejour has forfeited its rights in respect of a Pod under Clause 5(f), then:

i. Within three (3) business days of Dejour's election as Receiving Party, the parties shall execute and deliver the Transfer Documents for the Exclusive Well Interest rights relating to the Option Test Well and any corresponding interests in the Pod to reflect its status as an Exclusive Interest Well and AR's rights to the tangibles on such Pod and any rights under any Title Documents to explore for and produce petroleum substances in such Pod, and shall take all other reasonable steps required to register and otherwise effect such transfer;

ii. Dejour shall conduct the Option Test Well operations, as directed by AR and acting on behalf of AR at AR's sole discretion subject to the Contract Operating Rules;

iii. all Costs associated with such Option Test Well operations shall be borne by AR one hundred (100%) percent and AR shall provide any credit support that may be required by any governmental agency.

(h) In connection with a proposed series of Option Production Wells:

i. if a Proposing Party wishes to propose a series of Option Production Wells in a given Pod, it may do so, subject to the following:

1. It must provide a single Drilling Notice to the Receiving Party for each well in the series showing the location of each well, the nature and a description of the proposed operations, such additional information that is customarily provided in a drilling notice, and the order for the drilling of such wells (a single series of Drilling Notices being a "Multi-Well Development Notice");

2. A Multi-Well Development Notice cannot exceed a total number of two (2) wells and no party shall issue a Multi-Well Development Notice until all of the wells in a prior

Multi-Well Development Notice, as applicable, have been drilled and tested, unless otherwise mutually agreed; and

3. A Multi-Well Development Notice cannot include any wells that are currently being drilled or are the subject of a prior Drilling Notice, or be in respect of a Pod where wells are to be drilled, unless and until those wells are Completed or Abandoned or the party or parties funding those wells have withdrawn the proposal for the same.

ii. a Receiving Party may elect to participate in none, some or all Drilling Notices in a proposed Multi-Well Development, and it shall not be obligated to make an election in respect of the second well until such time as it makes a casing point election in respect of the first well. If it elects to participate in some but not all wells, then it shall pay to the Proposing Party the amount of seventy eight thousand five hundred dollars ($78,500) (the "Recovery Amount") for each well in which it did not participate by the later of: (i). sixty (60) days after the spudding of the first well in the Multi-Well Development that the Receiving Party has opted out of; and (ii). thirty (30) days after Dejour has received all material invoices for the Cost of operations on that Multi-Well Development program. The parties agree that the payment of the Recovery Amount represents a common good faith estimate of the incremental costs incurred by Proposing Party as a result of lost cost savings and efficiencies attributable to drilling such Option Production Wells back-to-back. Upon receipt of payment of the Recovery Fee, the Proposing Party shall have no right to claim further damages or remedies from the Receiving Party for its failure to participate in each well under the Multi-Well Development.

(i) The Proposing Party shall not commence the operation set forth in a Drilling Notice after ninety (90) days of serving such Drilling Notice; however, thereafter either party may re-issue a Drilling Notice for such operation subject to the terms of this Clause 5.

(j) Unless specifically provided otherwise herein, upon reaching Casing Point in any Option Well in which AR and Dejour both participated in accordance with the terms herein, AR shall earn a Royalty in respect of such Option Well and Schedule "A" of the ORR Agreement shall be amended accordingly.

(k) Neither Dejour or AR shall serve a Drilling Notice to the other party for any water injection or water source wells except as provided for in the last paragraph of this Clause. Dejour and AR shall meet in good faith to discuss potential enhanced oil recovery ("EOR") regulatory requirements and proposed EOR development ("EOR Development"). Dejour shall, in consultation with AR, liaise with the British Columbia Oil & Gas Commission ("BCOGC") to ensure any proposed EOR Development plan is pre-approved by the BCOGC in accordance with industry standards and Regulations. Unless such EOR Development is specifically required pursuant to Regulations and notice has been provided by the BCOGC, any proposed EOR Development shall be mutually agreed upon between the parties in advance of any capital expenditures and, if both parties elect to participate, such capital Costs (excluding operating Costs) shall be borne equally and shall include:

- Engineering and design Costs;
- Requisite pipelines;
- Additional tank batteries;
- Drilling and completion of new injector wells;
- Drilling and completion of new water source wells;
- Costs of converting existing wells to injectors; and
- Such other Costs as mutually agreed by the parties.

No party shall be entitled to cause the conversion of a producing well to an injector well without the agreement of all parties. If the Parties have not been able to agree upon the terms in which one or both parties will participate in an EOR Development, and the BCOGC

requires EOR Development in respect of a Pod, then a party may serve a Drilling Notice to the other party for a water injection or water source wells for the purposes of such EOR Development. In this case:

i. If only one party participated in all of the Initial Test Well (if applicable) and Option Wells in that Pod, then the costs of such water injection or water source wells on that Pod shall be for that party alone;

ii. If both parties participated in all of the Initial Test Well (if applicable) and Option Wells in that Pod, then each party shall pay fifty (50%) percent of the costs of such water injection or water source wells on that Pod.

iii. If both parties participated in at least one, but less than all, of Initial Test Well (if applicable) and Option Wells in the Pod, then each party shall pay fifty (50%) percent of the costs of such water injection or water source wells on that Pod, provided that:

1. after the completion of all operations associated with drilling and tie-in of those water injection or water source wells, Dejour shall deliver written notice to AR detailing the total capital costs of those operations (which, together with the operating costs for operating same, calculated pursuant to the terms of the Accounting Procedure attached to Schedule "H", shall be the "EOR Amount"); and

2. from the date of Dejour's written notice of the EOR Amount, Dejour shall account for all sales proceeds of Petroleum Substances produced from all wells on that Pod (the "Proceeds"), and AR shall earn a Royalty on the Proceeds until the total value of that Royalty paid to AR equals fifty (50%) of the EOR Amount. During that time, Dejour shall receive the remainder of the Proceeds left after the payment of the Royalty. After AR has been repaid the EOR Amount under the Royalty from the Proceeds, then the parties shall share the Proceeds in the same manner they had prior to the drilling and tie-in of those water injection or water source wells.

## 6. CASING POINT ELECTION

A Proposing Party shall immediately notify a Receiving Party when an Initial Test Well or Option Well that is being drilled has been drilled to Contract Depth and the logs and tests shall be provided to the Receiving Party, in addition to the information required under Clause 12. The Receiving Party shall then have a period of **twenty-four (24) hours** after both the logs and results of the tests have been provided, to inform the Proposing Party whether it wishes to participate in the setting of production casing, cementing in place and a Completion attempt. Failure to reply to the notice from the Proposing Party within such period shall be deemed to be an election to participate in such Completion attempt. If the Receiving Party elects to participate in the Completion attempt but fails to object to the Proposing Party's proposed Completion program by written notice, the Receiving Party shall be deemed to agree with that program. If the Proposing Party proposes to materially revise the proposed completion program as a result of the Receiving Party's objection to the the Proposing Party's proposed program, the Proposing Party shall immediately provide a revised completion program to the Receiving Party and the Receiving Party shall have the right for twelve (12) hours following the receipt of such revised completion program to re-elect to participate in such completion attempt.

## 7. EXCLUDED INTERESTS

As of the Effective Date, any Excluded Interests relating to the Participation Lands are excluded from this Agreement.

## 8. WARRANTY OF TITLE

(a) Except as outlined on Schedule "A", as of the Effective Date, Dejour represents and warrants to AR that Dejour has not granted any interest (or right to earn any interest) in the Participation Lands whereby a third party may acquire any portion of Dejour's interest in the Participation Lands.

(b) As at the Effective Date, Dejour represents and warrants to AR that Dejour is not aware of any act or omission whereby Dejour is (or would be) in default under the terms of the Regulations or the Title Documents and that, prior to the execution of this Agreement, it has not received, or otherwise become aware of, any notice of default for any of Dejour's leasehold or contractual interests in the Participation Lands that has not been remedied or that has not been addressed specifically in this Agreement.

(c) During the Earning Period and except in relation to any Exclusive Interest Wells, Dejour shall be entitled to assign all or part of its interest in the Participation Lands to a third party with AR's prior written consent, provided that AR may only withhold consent where the intended assignee does not have the technical or financial wherewithal to reasonably fulfill the obligations of Dejour under this Agreement.

(d) At all times during the Earning Period, Dejour shall provide written notice to AR in the event that its representations and warranties to AR in Clauses 8(a) or 8(b) become untrue and Dejour shall make reasonable commercial efforts to resolve same.

(e) Dejour shall carry out all operations under its control in respect of the Initial Test Well or an Option Well in accordance with Clause 3.04 of the 2007 CAPL Operating Procedure as though set out in this Agreement.

## 9. ACCESS TO FACILITIES

Dejour shall use commercially reasonable efforts to facilitate the transportation, compression and processing of any of AR's production from any well subject to an Exclusive Interest Wells, as part of a commingled stream with Dejour's production, and in such case AR shall pay the incremental variable cost associated with such transportation, compression and processing, and Dejour shall do the same for the same proportional Costs as it does for production from the Excluded Wells.

In addition, Dejour shall use commercially reasonable efforts to make available, for use in connection with any Exclusive Interest Wells, any roads, camps or other infrastructure to which Dejour is entitled and in such case AR shall pay the incremental variable cost associated with any such use.

## 10. SEISMIC

(a) Upon execution of this Agreement, Dejour shall provide AR ongoing access to a Dejour workstation at Dejour's offices providing for the review and interpretation of the proprietary seismic data as outlined in Schedule "D" ("Seismic Data") and such review shall be in the presence of a Dejour representative. Dejour represents and warrants to AR that it owns or licenses one hundred (100%) percent of the rights associated to the Seismic Data and has the authority to make same available for viewing to AR in accordance with this Clause. If AR wishes its own license rights in respect of the Seismic Data owned by a third party, then at the request of AR, Dejour shall use reasonable commercial efforts to obtain consent for AR to license the same, provided that the costs shall be solely for AR.

(b) In the event a party wishes to license or acquire new seismic data on the Participation Lands that is not otherwise part of the Seismic Data, then such party will first notify the other party for the purposes of discussing a joint acquisition. If the parties agree to jointly acquire or license that new data, then Dejour shall negotiate for the same and each party shall pay a fifty (50%) percent share of any acquisition or license costs or fee.

## 11. AREA OF MUTUAL INTEREST

(a) An area of mutual interest ("AMI") shall be established for the boundary outlined red on Schedule "D", including those parcels of land to which the said boundary intersects (the "AMI Area"), effective on the Effective Date of this Agreement and terminating on the expiration of the Earning Period (the "AMI Term"). During the AMI Term, each party shall immediately notify the other party, in writing, of any lands it wishes to acquire in the AMI Area with a bona fide estimate of value, in cash, of such consideration payable for such lands (an "AMI Notice"). Such party shall then have fifteen (15) days to elect, in writing, whether or not to fund the acquisition of such lands by paying to the other party fifty (50%) percent of the acquisition Costs for the same. In the event of farm-in or like arrangement on any lands in the AMI Area, such party shall detail the terms of such arrangement in the AMI Notice, and upon the other parties written request, shall meet in good faith to discuss the specifics of such arrangement upon which, the party receiving the AMI Notice shall have fifteen (15) days to elect to participate as to the terms of such arrangement as if those lands were scheduled as Participation Lands subject always to the provisions of this Agreement.

(b) Where both parties acquire lands together in the AMI Area (the "Acquired Lands"), then Schedule "A" of this Agreement shall be deemed to be amended to include those lands. In this case, the Royalty on any Option Wells drilled on the Acquired Lands shall be increased by an additional **two and one half (2.5%) percent** (the "AMI Royalty Increment") until such time AR has been paid out and recovered its proportionate share of funds paid to acquire the Acquired Lands at which juncture the AMI Royalty Increment shall be terminated in its entirety and the Royalty shall apply under the terms of this Agreement. Within sixty (60) days of the closing of the transaction for the Acquired Lands, the parties shall meet in good faith to mutually agree on a revised Schedule "D" in which all new seismically defined anomalies in the Halfway Formation on the Acquired Lands shall be identified in green and further included in the definition of Pods for the purposes of earning and participation pursuant to Clause 5. In the event the parties cannot mutually agree on a revised Schedule "D" as to the new Pods on a reasonable efforts basis by the end of that time frame, then:

i. Either party may serve notice on the other party for the final and binding determination of the issue by an expert, who for the purposes of this Clause 11(b), be a qualified geophysicist who is a current member of APEGGA, who has never worked for either AR or Dejour and who has no less than twenty (20) years of working experience with similar issues (the "Expert"). If the parties fail to jointly appoint an Expert within thirty (30) days of the above notice date, then either party may refer the matter to the President of APEGGA for final selection on the basis of the above criteria, which selection shall be final and binding on the parties;

ii. Both parties shall be bound by that Expert determination, with each of them paying fifty (50%) percent of the costs of the same;

iii. The parties shall require the Expert to make and deliver his determination in writing within thirty (30) days of his appointment, following which the parties shall revise Schedule "D" in accordance with such determination; and

iv. Neither party shall have or attempt any recourse to any judicial or arbitral review of the Expert determination by appeal, de novo hearing or otherwise.

(c) Where a party elects not to fund the acquisition of such new lands or fails to pay its share of funds in the timing provided herein, the party who served the AMI Notice may fund such acquisition itself or with third parties and the party who served such AMI Notice shall have no

further obligation to the other party under this Agreement in respect of those new lands acquired and the AMI Area shall be deemed to exclude such new lands.

(d) In all cases, if the parties discover subsequent to the Effective Date that a Pod straddles the boundary of the AMI Area, the AMI Area shall be deemed to be altered to include the entirety of such Pod.

## 12. WELL INFORMATION

For the Initial Test Well and for any Option Well, Receiving Party elects to participate in such Drilling Notice, the Proposing Party will supply and continue to supply, as received, the Receiving Party with the all information prescribed in the well information requirement sheet attached at Schedule "C". Furthermore during drilling, Proposing Party shall supply Receiving Party:

(a) immediate notice of the spud date;

(b) the surface elevation;

(c) daily drilling and geological reports;

(d) access to the set of samples of the cuttings of formations penetrated and a complete sample description, or, if specifically requested, a complete set of samples of the cuttings of the formations penetrated for its own retention;

(e) access to all cores taken and copies of any core analysis conducted;

(f) immediate advice of any porous zones with showings of Petroleum Substances encountered and the proposed tests, if any, to be run on those porous zones;

(g) a reasonable opportunity to have representative present to witness and observe any tests conducted;

(h) access to each well, including derrick floor privileges; and

(i) estimates of current and cumulative Costs incurred.

In addition:

(j) to the extent it is able, Dejour will sublicense to, or provide AR with access to, Pason for the purposes of accessing information to wells being drilled pursuant hereto; and

(k) AR shall have the opportunity to participate in the morning field update, and similar, calls during the course of drilling operations wells in which AR has participated hereunder.

## 13. LIABILITY AND INDEMNITY

(a) Except in relation to any Costs specifically funded by the other party in accordance with this Agreement in respect of the Initial Test Well or an Option Well and except for any Costs covered by insurance proceeds from policies of insurance referenced in Clause 15, Dejour will be liable to AR for all Costs whatsoever (whether contractual or otherwise) that AR may suffer, sustain, pay or incur; and, in addition shall indemnify and hold harmless AR and its directors, officers, agents and employees against all Costs whatsoever that may be brought against or suffered by AR, its directors, officers, agents and employees or that they may sustain, pay or incur; insofar as they are a direct result of: (i) any act or omission (whether negligent or otherwise) of Dejour with respect to operations or activities conducted by it or on behalf of it

hereunder; (ii) a breach of a provision herein by Dejour; or (iii) the wilful misconduct of Dejour, its employees, agents or contractors. However, this obligation will not apply to the extent that the particular act or omission was done or omitted to be done in accordance with AR's written instructions or written concurrence. Costs described in this Clause will include reasonable legal Costs on a solicitor-client basis;

(b) The provisions of the preceding Clause 13(a):

i. will apply *mutatis mutandis* to AR's operations, activities and obligations with respect to the Participation Lands; and

ii. are subject to the terms of the ORR Agreement in connection with any lands or wells in which AR has Royalty interest.

## 14. LAND MAINTENANCE COSTS

Dejour shall pay all rentals, shut-in or suspended well payments and any other payments required to maintain its leasehold or contractual interests in the Participation Lands in good standing during the Earning Period, provided that Dejour shall allocate to AR, and AR shall pay, for any reasonable share of those costs or payments incurred in relation to any Exclusive Interest Well, as determined in a fair and reasonable manner having regard to any Exclusive Well Interests as against the balance of the Participation Lands owned beneficially by Dejour.

## 15. INSURANCE

Dejour, prior to the drilling of the Initial Test Well, or an Option Well, as applicable, shall hold or cause to be held with a reputable insurance company or companies, and thereafter maintain or cause to be maintained for the joint account and benefit of the parties and their respective Affiliates, directors, officers, servants, consultants, agents and employees, the insurance hereinafter set forth and any other insurance which is specifically required to comply with the Regulations. The insurance required pursuant to this Clause shall apply to each separate claim and shall be as follows:

i) Automobile Liability Insurance covering all motor vehicles or snowcraft and all terrain vehicles, owned or non-owned, operated or licensed by the Operator and used in joint operations (insofar only as they are used in joint operations), with the inclusive bodily injury, death or property damage limit of five million dollars ($5,000,000) per accident;

ii) Comprehensive General Liability Insurance with an inclusive bodily injury, death and property damage limit of five million dollars ($5,000,000) per occurrence, including employer's liability, contingent employer's liability, contractual liability, contractor's protective liability, sudden and accidental pollution liability and products and completed operations liability; and

iii) Aircraft Liability Insurance covering all aircraft, owned or non-owned, operated or licensed by the Operator and used in joint operations (insofar as they are used in joint operations), with an inclusive bodily injury, death and property damage limited of ten million dollars ($10,000,000) per occurrence.

Any additional policies including any "control of well" or "downhole tool insurance" shall be mutually agreed between the parties for the Initial Test Well or an Option Well, as applicable, and upon mutual agreement such policy or policies shall constitute as a Cost. Dejour shall take any commercially reasonable steps to ensure that AR is covered as a loss payee under those policies in respect of any Exclusive Interest Wells, provided AR shall reimburse Dejour for any reasonable allocation of the premiums associated with procuring that coverage, as determined in a fair and

reasonable manner having regard to any Exclusive Well Interests as against the balance of the Participation Lands owned beneficially by Dejour

## 16. ASSIGNMENT

During the Earning Period, AR shall not have the right to assign an interest in this Agreement without the prior written consent of Dejour, which may only be reasonably withheld where the intended transferee does not have the requisite financial capability of performing AR's obligations under this Agreement. "Financial capability" in this Clause 16 shall reference the intended transferee's ability to pay for fifty (50%) percent of the average Completed cost of two Option Wells, as reasonably determined by Dejour. For greater certainty, AR shall have the right to assign an interest in the Royalty as permitted by the ORR Agreement.

## 17. DEFAULT

If AR is in material default of any of its obligations hereunder, Dejour shall give AR notice stating the nature of the default. If AR fails to commence to remedy that default within thirty (30) days after receipt of that notice or fails to continue to remedy that default with due diligence thereafter, Dejour may, by notice to AR, terminate AR's participation right in further Option Wells without payment of any damages or penalty; and

(a) Dejour shall have no obligation to return any payments provided by AR up to the termination date;

(b) AR shall have no right to any well information under Clause 12 or access to any seismic under Clause 10 in respect of any well that is the subject of AR's financial default or any Option Wells drilled after such well; and

(c) Dejour shall have no further obligations under Clause 11 in relation to AMI Area;

provided however no such termination of AR's interest or rights under this Clause will apply to previously earned interests herein.

If Dejour is in material default of any of its obligations hereunder, AR shall give Dejour notice stating the nature of the default. If Dejour fails to commence to remedy that default within thirty (30) days after receipt of that notice or fails to continue to remedy that default with due diligence thereafter, then AR may terminate this Agreement, provided however no such termination shall affect AR's interest or rights in any previously earned interests.

## 18. PUBLIC ANNOUNCMENTS

If a party intends to issue a press release or other public disclosure of this Agreement, the terms hereof or the transactions contemplated herein, the disclosing party shall provide the other parties with an advance copy of any such press release or other public disclosure with sufficient time to enable the other parties to review such press release or other public disclosure and advise of any comments they may have with respect thereto. Notwithstanding the foregoing, a party may release or provide information about this Agreement insofar as is required by Regulations or stock exchange requirements applicable to the disclosing party or its Affiliates; provided that such disclosing party shall make reasonable commercial efforts to provide the other parties with the details of the nature and substance of such required disclosure as soon as practicable end in any event prior to such disclosure. A party may provide information about the Agreement to a bank or other financial institution to obtain financing on any required consent of the bank or other financial lender of such party or any of its Affiliates. A party may also disclose such information pertaining to this Agreement, including the identity of the parties, insofar as is required to enable such party to

fulfil its obligations under this Agreement, including obtaining any approvals or consents to the transaction required from governmental authorities. Notwithstanding the foregoing, it is acknowledged and agreed one party shall not release the identity of the other party without the prior express written consent of such party.

## 20. POWER TO CASH CALL

A party shall have the right to issue cash call and AFE notices to a participating party pursuant to Schedule "H", and any funds advanced by AR to Dejour on account of AR's portion of costs relating to the Initial Test Well shall be held in trust by Dejour until applied to payment in accordance with Section 7.5.7.2 of Schedule "H".

## 21. COMMITMENT THRESHOLD IN TRUST

Any Commitment Threshold funds provided hereunder shall be subject to Section 7.5.7.2 of Schedule H.

## 22. RE-COMPLETIONS

Should the parties mutually agree to re-complete any zones or formations above the Halfway Formation in the Initial Test Well or an Option Well, such Costs shall be shared each as to fifty (50%) percent of the available Existing Working Interest and fifty (50%) percent of the any third party working interest that goes non-participation in such re-completion operation.

## 23. PRIOR AGREEMENTS

(a) The parties acknowledge that certain portions of the Participation Lands may be subject to Prior Agreements and that compliance with the provisions of such Prior Agreements, including an independent operations notice ("ION") that may be required in order to conduct operations relating to the Initial Test Well or an Option Well;

(b) Dejour on behalf of the Proposing Party shall serve any ION to the applicable third parties as required under Prior Agreements. If a third party does not elect to participate for its working interest, such interest shall be deemed included as Existing Working Interest for the earning provisions herein;

(c) If Dejour receives an ION from a third party under any Prior Agreements relating to any of the Participation Lands, then Dejour shall immediately provide AR with written notice of same and a copy of such ION and the applicable well shall be considered an Option Well subject to the earning provisions of this Agreement. Within ten (10) Business Days of receipt of the ION, or half the time prescribed under the ION if the ION response period is less than ten (10) Business Days, AR shall advise Dejour in writing, whether it is prepared to assume a proportionate share of Dejour's obligations and benefits under the ION.

## 24. LIMITATIONS

The two-year period for seeking a remedial order under section 3(1) of the *Limitations Act*, R.S.A 2000 c. L 12, as amended or replaced from time to time, for any claim (as defined in the Act) arising in connection with this Agreement is extended to:

(a) for claims disclosed by an audit, two (2) years after the time this Agreement permitted that audit to be performed; or

(b) for all other claims, four (4) years.

## 25. ADDRESS FOR NOTICE

The address for service of notices hereunder for each party is as follows:

Dejour Energy (Alberta) Ltd.
690, 400 – 5th Ave SW
Calgary, AB T2P 0L6
Attention: Land Manager

Acceleration Resources LLC
Suite 900, 444 - 5th Ave SW
Calgary, AB T2P 2T8
Attention: Geoff Ready
gready@accelres.com

## 26. REQUISITE AUTHORITY

The parties represent and warrant that they have the requisite capacity, power and absolute authority to execute this Agreement and to perform the obligations to which they thereby become subject.

## 27. COUNTERPART EXECUTION

This Agreement may be executed in counterpart and any executed pages taken together will constitute one and the same agreement.

**IN WITNESS WHEREOF** the parties have executed this Agreement on the date first set out above

**DEJOUR ENERGY (ALBERTA) LTD.**

Per:
Name: R. HODGKINSON
Title: CHM & CEO

**ACCELERATION RESOURCES LLC**

Per: ______________________
Name:
Title:

**25. ADDRESS FOR NOTICE**

The address for service of notices hereunder for each party is as follows:

| | |
|---|---|
| Dejour Energy (Alberta) Ltd.<br>690, 400 – 5th Ave SW<br>Calgary, AB T2P 0L6<br>Attention: Land Manager | Acceleration Resources LLC<br>Suite 900, 444 - 5th Ave SW<br>Calgary, AB T2P 2T8<br>Attention: Geoff Ready<br>gready@accelres.com |

**26. REQUISITE AUTHORITY**

The parties represent and warrant that they have the requisite capacity, power and absolute authority to execute this Agreement and to perform the obligations to which they thereby become subject.

**27. COUNTERPART EXECUTION**

This Agreement may be executed in counterpart and any executed pages taken together will constitute one and the same agreement.

**IN WITNESS WHEREOF** the parties have executed this Agreement on the date first set out above.

| | |
|---|---|
| **DEJOUR ENERGY (ALBERTA) LTD.** | **ACCELERATION RESOURCES LLC** |
| Per: ______________________ | Per: ______________________ |
| Name: | Name: Laurance Narbut |
| Title: | Title: Managing Member |

## Schedule "A"

Attached to and forming part of a Farmout and Participation Agreement dated December 22, 2017
between Dejour Energy (Alberta) Ltd. and Acceleration Resources LLC

---

## PARTICIPATION LANDS

| Dejour File Number | B.C. Crown Lease Number | Description of Lands | Pre-Participation Working Interest | Encumbrances | Continuation Type |
|---|---|---|---|---|---|
| M-003 | 59629 | NTS 094-H-01 BLK E UNIT 100<br>NTS 094-H-01 BLK L UNIT 10<br>NTS 094-H-02 BLK H UNIT 91<br>NTS 094-H-02 BLK I UNIT 1<br><br>PNG in Artex-Halfway-Doig Zone<br>PNG in Bluesky-Gething-Dunlevy Zone | 99.0% Working Interest | Province of B.C. Crown Royalty | Section 58(1) |
| M-107 | 66398 | NTS 094-H-01 BLK E UNIT 100<br>NTS 094-H-01 BLK L UNIT 10<br>NTS 094-H-02 BLK H UNIT 91<br>NTS 094-H-02 BLK I UNIT 1<br><br>PNG in All Zones<br>Excluding PNG in Artex-Halfway-Doig Zone<br>Excluding PNG in Bluesky-Gething-Dunlevy Zone | 99.0% Working Interest | Province of B.C. Crown Royalty | Section 62(1) |
| M-005 | 59628 | NTS 094-H-01 BLK E UNITS 80 90<br>NTS 094-H-02 BLK H UNITS 71 81 | 66.0% Working Interest | Province of B.C. Crown Royalty | Section 58(1) |

| | | | | | |
|---|---|---|---|---|---|
| | | PNG In Artex-Halfway-Doig | | | |
| M-108 | 66597 | NTS 094-H-01 BLK E UNITS 80 90<br>NTS 094-H-02 BLK H UNITS 71 81 | 99.0% Working Interest | Province of B.C. Crown Royalty | Section 62(1) |
| | | PNG In All Zones<br>Excluding PNG in Artex-Half-Doig Zone | | | |
| M-004 | 54627 | NTS 094-H-01 BLK E UNITS 78 79 88 89 | 99.0% Working Interest | Province of B.C. Crown Royalty | Section 62(1) |
| | | INC PNG in AZ | | | |
| M-105 | 60468 | NTS 094-H-1 BLK E UNITS 76 77 86 87 | 100% Working Interest | Province of B.C. Crown Royalty | Expires March 27, 2018 |
| | | InC PNG in AZ | | | |
| M-081 | 17719 | NTS 094-H-1 BLK L UNITS 6 7<br>NTS 094-H-1 BLK E UNITS 96 97 | 92.5% Working Interest | Province of B.C. Crown Royalty | Section 58(1) |
| | | PNG To Base Artex-Halfway-Doig | | | |
| M-001 | 52760 | 94-H-01 BLK L UNITS 14 15 24 25 | 99.0% Working Interest | Province of B.C. Crown Royalty | Section 58(1) |
| | | PNG To Base of Spirit River | | 5-15% 1/23.8365 GOR on Oil, 15% Gas<br>Payable to Century 80%, Paradise 20% | |
| | | | | Province of B.C. Crown Royalty | |
| M-002 | 52770 | NTS 094-H-01 BLK L UNITS 16 17 26 27 | 99% Working Interest | 5-15% 1/23.8365 GOR on Oil, 15% Gas | Section 58(1) |

| | | | | | |
|---|---|---|---|---|---|
| | | | | Payable to Century 80%, Paradise 20% | |
| | | PNG To Base of Spirit River | | | |
| | | | | Province of B.C. Crown Royalty | |
| M-088 | 4001 | NTS 094-H-02 BLK I UNITS 2 3 | 100% Working Interest: | | Section 58(1) |
| | | NTS 094-H-02 BLK H UNITS 92 93 | | | |
| | | PNG To Base Artex Halfway-Doig | | | |

For the purposes of Clause 8(a) of the body of the Agreement, the following Encumbrances may exist on the Participating Lands owned or leased by Dejour and are specifically excluded from that warranty to AR:

(i) in relation to that security agreement registered against Dejour on the personal property security registry on June 2, 2016 in favour of Robert L. and Lori K. Hodgkinson;

(ii) liens, security interests or other encumbrances imposed or permitted by the Regulations such as carriers' liens, warehousemen's liens, builders' liens and other liens, security interests or other charges of a similar nature; provided such liens, security interests and other charges relate to obligations not due or delinquent;

(iii) undetermined or inchoate liens, security interests and other encumbrances incidental to current operations which have not at such time been filed pursuant to the Regulations or which, if filed, relate to obligations not due or delinquent or the validity of which is being contested at the time in good faith by appropriate proceedings diligently conducted;

(iv) liens for taxes, assessments, royalties, duties, fees, premiums, imposts, levies and other charges imposed by any regulatory authority that are not at such date due or delinquent or the validity of which is being contested at the time in good faith by appropriate proceedings diligently conducted and there is no imminent risk of forfeiture;

(v) public and statutory obligations which are not due or delinquent or the validity of which is being contested at the time in good faith by appropriate proceedings diligently conducted; and

(vi) liens, security interests or other encumbrances imposed or created in respect of royalties aside.

Schedule "B"

Attached to and forming part of a Farmout and Participation Agreement dated December 22, 2017
between Dejour Energy (Alberta) Ltd. and Acceleration Resources LLC

## EXCLUDED INTERESTS

### Excluded Wells:

| DXI Energy - Excluded Well UWIs (Event Sequence 00 ONLY) - | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| No. | CPA Pretty Well ID | Lic/WA/WID/Permit # | CPA Well ID | CPA Well ID (Long) | Well I.D. | Sort Format Well ID (Long) | CPA Pretty Well ID (Long) | Sort Format Well ID | Abbreviated Well ID | User-Format Well ID |
| 1 | 200/b-060-E 094-H-01/00 | 8102 | 200b060E094H0100 | 200b060E094H0100 | 200/b-060-E 094-H-01/00 | 094H01E060b00 | 200/b-060-E 094-H-01/00 | 094H01E060b00 | 00/b-060-E 094-H-01/0 | 200/b-060-E 094-H-01/00 |
| 2 | 200/d-069-E 094-H-01/00 | 2847 | 200d069E094H0100 | 200d069E094H0100 | 200/d-069-E 094-H-01/00 | 094H01E069d00 | 200/d-069-E 094-H-01/00 | 094H01E069d00 | 00/d-069-E 094-H-01/0 | 200/d-069-E 094-H-01/00 |
| 3 | 200/a-070-E 094-H-01/00 | 16316 | 200a070E094H0100 | 200a070E094H0100 | 200/a-070-E 094-H-01/00 | 094H01E070a00 | 200/a-070-E 094-H-01/00 | 094H01E070a00 | 00/a-070-E 094-H-01/0 | 200/a-070-E 094-H-01/00 |
| 4 | 200/a-080-E 094-H-01/00 | 23845 | 200a080E094H0100 | 200a080E094H0100 | 200/a-080-E 094-H-01/00 | 094H01E080a00 | 200/a-080-E 094-H-01/00 | 094H01E080a00 | 00/a-080-E 094-H-01/0 | 200/a-080-E 094-H-01/00 |
| 5 | 200/d-081-E 094-H-01/00 | 2916 | 200d081E094H0100 | 200d081E094H0100 | 200/d-081-E 094-H-01/00 | 094H01E081d00 | 200/d-081-E 094-H-01/00 | 094H01E081d00 | 00/d-081-E 094-H-01/0 | 200/d-081-E 094-H-01/00 |
| 6 | 200/b-082-E 094-H-01/00 | 2848 | 200b082E094H0100 | 200b082E094H0100 | 200/b-082-E 094-H-01/00 | 094H01E082b00 | 200/b-082-E 094-H-01/00 | 094H01E082b00 | 00/b-082-E 094-H-01/0 | 200/b-082-E 094-H-01/00 |
| 7 | 200/d-083-E 094-H-01/00 | 2923 | 200d083E094H0100 | 200d083E094H0100 | 200/d-083-E 094-H-01/00 | 094H01E083d00 | 200/d-083-E 094-H-01/00 | 094H01E083d00 | 00/d-083-E 094-H-01/0 | 200/d-083-E 094-H-01/00 |
| 8 | 202/d-083-E 094-H-01/00 | 8758 | 202d083E094H0100 | 202d083E094H0100 | 202/d-083-E 094-H-01/00 | 094H01E083d20 | 202/d-083-E 094-H-01/00 | 094H01E083d20 | 02/d-083-E 094-H-01/0 | 202/d-083-E 094-H-01/00 |
| 9 | 200/b-084-E 094-H-01/00 | 8450 | 200b084E094H0100 | 200b084E094H0100 | 200/b-084-E 094-H-01/00 | 094H01E084b00 | 200/b-084-E 094-H-01/00 | 094H01E084b00 | 00/b-084-E 094-H-01/0 | 200/b-084-E 094-H-01/00 |
| 10 | 200/a-087-E 094-H-01/00 | 5460 | 200a087E094H0100 | 200a087E094H0100 | 200/a-087-E 094-H-01/00 | 094H01E087a00 | 200/a-087-E 094-H-01/00 | 094H01E087a00 | 00/a-087-E 094-H-01/0 | 200/a-087-E 094-H-01/00 |
| 11 | 200/b-092-E 094-H-01/00 | 5757 | 200b092E094H0100 | 200b092E094H0100 | 200/b-092-E 094-H-01/00 | 094H01E092b00 | 200/b-092-E 094-H-01/00 | 094H01E092b00 | 00/b-092-E 094-H-01/0 | 200/b-092-E 094-H-01/00 |
| 12 | 200/c-095-E 094-H-01/00 | 22010 | 200c095E094H0100 | 200c095E094H0100 | 200/c-095-E 094-H-01/00 | 094H01E095c00 | 200/c-095-E 094-H-01/00 | 094H01E095c00 | 00/c-095-E 094-H-01/0 | 200/c-095-E 094-H-01/00 |
| 13 | 200/d-096-E 094-H-01/00 | 8592 | 200d096E094H0100 | 200d096E094H0100 | 200/d-096-E 094-H-01/00 | 094H01E096d00 | 200/d-096-E 094-H-01/00 | 094H01E096d00 | 00/d-096-E 094-H-01/0 | 200/d-096-E 094-H-01/00 |
| 14 | 202/b-100-E 094-H-01/00 | 30890 | 202b100E094H0100 | 202b100E094H0100 | | 094H01E100b20 | 202/b-100-E 094-H-01/00 | 094H01E100b20 | 02/b-100-E 094-H-01/0 | 202/b-100-E 094-H-01/00 |
| 15 | 200/d-001-L 094-H-01/00 | 15347 | 200d001L094H0100 | 200d001L094H0100 | 200/d-001-L 094-H-01/00 | 094H01L001d00 | 200/d-001-L 094-H-01/00 | 094H01L001d00 | 00/d-001-L 094-H-01/0 | 200/d-001-L 094-H-01/00 |
| 16 | 200/b-002-L 094-H-01/00 | 5799 | 200b002L094H0100 | 200b002L094H0100 | 200/b-002-L 094-H-01/00 | 094H01L002b00 | 200/b-002-L 094-H-01/00 | 094H01L002b00 | 00/b-002-L 094-H-01/0 | 200/b-002-L 094-H-01/00 |
| 17 | 200/a-004-L 094-H-01/00 | 8575 | 200a004L094H0100 | 200a004L094H0100 | 200/a-004-L 094-H-01/00 | 094H01L004a00 | 200/a-004-L 094-H-01/00 | 094H01L004a00 | 00/a-004-L 094-H-01/0 | 200/a-004-L 094-H-01/00 |
| 18 | 202/a-004-L 094-H-01/00 | 17403 | 202a004L094H0100 | 202a004L094H0100 | 202/a-004-L 094-H-01/00 | 094H01L004a20 | 202/a-004-L 094-H-01/00 | 094H01L004a20 | 02/a-004-L 094-H-01/0 | 202/a-004-L 094-H-01/00 |
| 19 | 200/d-005-L 094-H-01/00 | 2086 | 200d005L094H0100 | 200d005L094H0100 | 200/d-005-L 094-H-01/00 | 094H01L005d00 | 200/d-005-L 094-H-01/00 | 094H01L005d00 | 00/d-005-L 094-H-01/0 | 200/d-005-L 094-H-01/00 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 20 | 200/d-008-L 094-H-01/00 | 22034 | 200d008L094H0100 | 200d008L094H0100 | 200/d-008-L 094-H-01/00 | 094H01L008d00 | 200/d-008-L 094-H-01/00 | 094H01L008d00 | 00/d-008-L 094-H-01/0 | 200/d-008-L 094-H-01/00 |
| 21 | 200/a-009-L 094-H-01/00 | 5627 | 200a009L094H0100 | 200a009L094H0100 | 200/a-009-L 094-H-01/00 | 094H01L009a00 | 200/a-009-L 094-H-01/00 | 094H01L009a00 | 00/a-009-L 094-H-01/0 | 200/a-009-L 094-H-01/00 |
| 22 | 202/a-009-L 094-H-01/00 | 14977 | 202a009L094H0100 | 202a009L094H0100 | 202/a-009-L 094-H-01/00 | 094H01L009a20 | 202/a-009-L 094-H-01/00 | 094H01L009a20 | 02/a-009-L 094-H-01/0 | 202/a-009-L 094-H-01/00 |
| 23 | 200/a-011-L 094-H-01/00 | 18114 | 200a011L094H0100 | 200a011L094H0100 | 200/a-011-L 094-H-01/00 | 094H01L011a00 | 200/a-011-L 094-H-01/00 | 094H01L011a00 | 00/a-011-L 094-H-01/0 | 200/a-011-L 094-H-01/00 |
| 24 | 200/d-013-L 094-H-01/00 | 5798 | 200d013L094H0100 | 200d013L094H0100 | 200/d-013-L 094-H-01/00 | 094H01L013d00 | 200/d-013-L 094-H-01/00 | 094H01L013d00 | 00/d-013-L 094-H-01/0 | 200/d-013-L 094-H-01/00 |
| 25 | 200/a-014-L 094-H-01/00 | 22887 | 200a014L094H0100 | 200a014L094H0100 | 200/a-014-L 094-H-01/00 | 094H01L014a00 | 200/a-014-L 094-H-01/00 | 094H01L014a00 | 00/a-014-L 094-H-01/0 | 200/a-014-L 094-H-01/00 |
| 26 | 200/a-016-L 094-H-01/00 | 23736 | 200a016L094H0100 | 200a016L094H0100 | 200/a-016-L 094-H-01/00 | 094H01L016a00 | 200/a-016-L 094-H-01/00 | 094H01L016a00 | 00/a-016-L 094-H-01/0 | 200/a-016-L 094-H-01/00 |
| 27 | 200/c-018-L 094-H-01/00 | 8784 | 200c018L094H0100 | 200c018L094H0100 | 200/c-018-L 094-H-01/00 | 094H01L018c00 | 200/c-018-L 094-H-01/00 | 094H01L018c00 | 00/c-018-L 094-H-01/0 | 200/c-018-L 094-H-01/00 |
| 28 | 200/c-020-L 094-H-01/00 | 5069 | 200c020L094H0100 | 200c020L094H0100 | 200/c-020-L 094-H-01/00 | 094H01L020c00 | 200/c-020-L 094-H-01/00 | 094H01L020c00 | 00/c-020-L 094-H-01/0 | 200/c-020-L 094-H-01/00 |
| 29 | 200/b-022-L 094-H-01/00 | 3599 | 200b022L094H0100 | 200b022L094H0100 | 200/b-022-L 094-H-01/00 | 094H01L022b00 | 200/b-022-L 094-H-01/00 | 094H01L022b00 | 00/b-022-L 094-H-01/0 | 200/b-022-L 094-H-01/00 |
| 30 | 200/b-023-L 094-H-01/00 | 24488 | 200b023L094H0100 | 200b023L094H0100 | | 094H01L023b00 | 200/b-023-L 094-H-01/00 | 094H01L023b00 | 00/b-023-L 094-H-01/0 | 200/b-023-L 094-H-01/00 |
| 31 | 200/b-024-L 094-H-01/00 | 15209 | 200b024L094H0100 | 200b024L094H0100 | 200/b-024-L 094-H-01/00 | 094H01L024b00 | 200/b-024-L 094-H-01/00 | 094H01L024b00 | 00/b-024-L 094-H-01/0 | 200/b-024-L 094-H-01/00 |
| 32 | 200/d-024-L 094-H-01/00 | 22861 | 200d024L094H0100 | 200d024L094H0100 | | 094H01L024d00 | 200/d-024-L 094-H-01/00 | 094H01L024d00 | 00/d-024-L 094-H-01/0 | 200/d-024-L 094-H-01/00 |
| 33 | 200/a-026-L 094-H-01/00 | 23737 | 200a026L094H0100 | 200a026L094H0100 | | 094H01L026a00 | 200/a-026-L 094-H-01/00 | 094H01L026a00 | 00/a-026-L 094-H-01/0 | 200/a-026-L 094-H-01/00 |
| 34 | 200/d-026-L 094-H-01/00 | 8086 | 200d026L094H0100 | 200d026L094H0100 | | 094H01L026d00 | 200/d-026-L 094-H-01/00 | 094H01L026d00 | 00/d-026-L 094-H-01/0 | 200/d-026-L 094-H-01/00 |
| 35 | 200/a-034-L 094-H-01/00 | 24575 | 200a034L094H0100 | 200a034L094H0100 | | 094H01L034a00 | 200/a-034-L 094-H-01/00 | 094H01L034a00 | 00/a-034-L 094-H-01/0 | 200/a-034-L 094-H-01/00 |
| 36 | 200/a-036-L 094-H-01/00 | 24432 | 200a036L094H0100 | 200a036L094H0100 | | 094H01L036a00 | 200/a-036-L 094-H-01/00 | 094H01L036a00 | 00/a-036-L 094-H-01/0 | 200/a-036-L 094-H-01/00 |
| 37 | 200/c-052-H 094-H-02/00 | 4365 | 200c052H094H0200 | 200c052H094H0200 | 200/c-052-H 094-H-02/00 | 094H02H052c00 | 200/c-052-H 094-H-02/00 | 094H02H052c00 | 00/c-052-H 094-H-02/0 | 200/c-052-H 094-H-02/00 |
| 38 | 200/a-063-H 094-H-02/00 | 1237 | 200a063H094H0200 | 200a063H094H0200 | 200/a-063-H 094-H-02/00 | 094H02H063a00 | 200/a-063-H 094-H-02/00 | 094H02H063a00 | 00/a-063-H 094-H-02/0 | 200/a-063-H 094-H-02/00 |
| 39 | 200/d-074-H 094-H-02/00 | 559 | 200d074H094H0200 | 200d074H094H0200 | 200/d-074-H 094-H-02/00 | 094H02H074d00 | 200/d-074-H 094-H-02/00 | 094H02H074d00 | 00/d-074-H 094-H-02/0 | 200/d-074-H 094-H-02/00 |
| 40 | 200/d-081-H 094-H-02/00 | 25232 | 200d081H094H0200 | 200d081H094H0200 | 200/d-081-H 094-H-02/00 | 094H02H081d00 | 200/d-081-H 094-H-02/00 | 094H02H081d00 | 00/d-081-H 094-H-02/0 | 200/d-081-H 094-H-02/00 |
| 41 | 202/d-081-H 094-H-02/00 | 30889 | 202d081H094H0200 | 202d081H094H0200 | 202/d-081-H 094-H-02/00 | 094H02H081d20 | 202/d-081-H 094-H-02/00 | 094H02H081d20 | 02/d-081-H 094-H-02/0 | 202/d-081-H 094-H-02/00 |
| 42 | 200/d-083-H 094-H-02/00 | 2115 | 200d083H094H0200 | 200d083H094H0200 | 200/d-083-H 094-H-02/00 | 094H02H083d00 | 200/d-083-H 094-H-02/00 | 094H02H083d00 | 00/d-083-H 094-H-02/0 | 200/d-083-H 094-H-02/00 |
| 43 | 200/a-091-H 094-H-02/00 | 25228 | 200a091H094H0200 | 200a091H094H0200 | 200/a-091-H 094-H-02/00 | 094H02H091a00 | 200/a-091-H 094-H-02/00 | 094H02H091a00 | 00/a-091-H 094-H-02/0 | 200/a-091-H 094-H-02/00 |
| 44 | 202/a-091-H 094-H-02/00 | 26957 | 202a091H094H0200 | 202a091H094H0200 | | 094H02H091a20 | 202/a-091-H 094-H-02/00 | 094H02H091a20 | 02/a-091-H 094-H-02/0 | 202/a-091-H 094-H-02/00 |
| 45 | 203/a-091-H 094-H-02/00 | 27214 | 203a091H094H0200 | 203a091H094H0200 | | 094H02H091a30 | 203/a-091-H 094-H-02/00 | 094H02H091a30 | 03/a-091-H 094-H-02/0 | 203/a-091-H 094-H-02/00 |
| 46 | 200/b-091-H 094-H-02/00 | 27281 | 200b091H094H0200 | 200b091H094H0200 | | 094H02H091b00 | 200/b-091-H 094-H-02/00 | 094H02H091b00 | 00/b-091-H 094-H-02/0 | 200/b-091-H 094-H-02/00 |
| 47 | 200/d-091-H 094-H-02/00 | 23844 | 200d091H094H0200 | 200d091H094H0200 | 200/d-091-H 094-H-02/00 | 094H02H091d00 | 200/d-091-H 094-H-02/00 | 094H02H091d00 | 00/d-091-H 094-H-02/0 | 200/d-091-H 094-H-02/00 |
| 48 | 202/d-091-H 094-H-02/00 | 27916 | 202d091H094H0200 | 202d091H094H0200 | 202/d-091-H 094-H-02/00 | 094H02H091d20 | 202/d-091-H 094-H-02/00 | 094H02H091d20 | 02/d-091-H 094-H-02/0 | 202/d-091-H 094-H-02/00 |
| 49 | 203/d-091-H 094-H-02/00 | 27742 | 203d091H094H0200 | 203d091H094H0200 | | 094H02H091d30 | 203/d-091-H 094-H-02/00 | 094H02H091d30 | 03/d-091-H 094-H-02/0 | 203/d-091-H 094-H-02/00 |
| 50 | 200/d-093-H 094-H-02/00 | 4308 | 200d093H094H0200 | 200d093H094H0200 | 200/d-093-H 094-H-02/00 | 094H02H093d00 | 200/d-093-H 094-H-02/00 | 094H02H093d00 | 00/d-093-H 094-H-02/0 | 200/d-093-H 094-H-02/00 |
| 51 | 200/a-001-I 094-H-02/00 | 25180 | 200a001I094H0200 | 200a001I094H0200 | | 094H02I001a00 | 200/a-001-I 094-H-02/00 | 094H02I001a00 | 00/a-001-I 094-H-02/0 | 200/a-001-I 094-H-02/00 |
| 52 | 200/d-001-I 094-H-02/00 | 26783 | 200d001I094H0200 | 200d001I094H0200 | | 094H02I001d00 | 200/d-001-I 094-H-02/00 | 094H02I001d00 | 00/d-001-I 094-H-02/0 | 200/d-001-I 094-H-02/00 |
| 53 | 200/d-013-I 094-H-02/00 | 6854 | 200d013I094H0200 | 200d013I094H0200 | | 094H02I013d00 | 200/d-013-I 094-H-02/00 | 094H02I013d00 | 00/d-013-I 094-H-02/0 | 200/d-013-I 094-H-02/00 |
| 54 | 200/c-016-I 094-H-02/00 | 6641 | 200c016I094H0200 | 200c016I094H0200 | | 094H02I016c00 | 200/c-016-I 094-H-02/00 | 094H02I016c00 | 00/c-016-I 094-H-02/0 | 200/c-016-I 094-H-02/00 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 55 | 200/d-017-I 094-H-02/00 | 2228 | 200d017I094H0200 | 200d017I094H0200 | | 094H02I017d00 | 200/d-017-I 094-H-02/00 | 094H02I017d00 | 00/d-017-I 094-H-02/0 | 200/d-017-I 094-H-02/00 |
| 56 | 200/a-033-I 094-H-02/00 | 21005 | 200a033I094H0200 | 200a033I094H0200 | | 094H02I033a00 | 200/a-033-I 094-H-02/00 | 094H02I033a00 | 00/a-033-I 094-H-02/0 | 200/a-033-I 094-H-02/00 |
| 57 | 200/d-051-I 094-H-02/00 | 2272 | 200d051I094H0200 | 200d051I094H0200 | | 094H02I051d00 | 200/d-051-I 094-H-02/00 | 094H02I051d00 | 00/d-051-I 094-H-02/0 | 200/d-051-I 094-H-02/00 |
| 58 | 200/a-081-I 094-H-02/00 | 2906 | 200a081I094H0200 | 200a081I094H0200 | | 094H02I081a00 | 200/a-081-I 094-H-02/00 | 094H02I081a00 | 00/a-081-I 094-H-02/0 | 200/a-081-I 094-H-02/00 |
| 59 | 200/d-091-I 094-H-02/00 | 9095 | 200d091I094H0200 | 200d091I094H0200 | | 094H02I091d00 | 200/d-091-I 094-H-02/00 | 094H02I091d00 | 00/d-091-I 094-H-02/0 | 200/d-091-I 094-H-02/00 |

Schedule "C"

Attached to and forming part of a Farmout and Participation Agreement dated December 22, 2017 between Dejour Energy (Alberta) Ltd. and Acceleration Resources LLC

---

## WELL INFORMATION REQUIREMENTS

| # COPIES | PRIOR TO SPUD: | AFTER DRILLING | # COPIES |
|---|---|---|---|
| 1 | AFE | Field Logs | 1 |
| 1 | Drilling Program Prognosis | CD including LAS and Images | 1 |
| 1 | Evaluation Program Prognosis | Computed Logs | 1 |
| 1 | Geological Prognosis | (including processed tapes) | |
| 1 | Survey & Well License | (CD Logs ECN, ECU, ECS Logs) | |
| 1 | Emergency Response Plan | Final Logs | 1 |
| Yes | Spud Notice - 24hrs | Final Geological Report | 1 |
| | | Core Analysis(s) | 1 |
| | DURING DRILLING | Oil, Gas, Water Analysis(s) | 1 |
| | | DSTs & Charts | 1 |
| 1 | Daily Drilling Reports | Final Reports (incl. well summary) | 1 |
| 1 | Daily Geological Reports | Core Reports (incl. photos) | 1 |
| 1 | Daily Mud Log | Completion Program | 1 |
| 1 | Logs & Surveys | Production Test Data | 1 |
| | Access to Pason or similar | Final Drilling Report | 1 |
| Yes | Advice of Oil & Gas Show | Daily/Final Completion Report | 1 |
| Yes | Notice of Intention to Core | Final Abandonment Report | 1 |
| Yes | Test, Log or Abandon (24hrs) | Final Mud Log / Report | 1 |
| Yes | Advice of Hole Problems | Access to operators set of cuttings | yes |
| Yes | Notice of Intention to alter well design | *Advance notice of slabbing or other destructive core tests | yes |

CONTACTS

DAILY REPORTS TO: Geoff Ready    Email _gready@accelres.com
Phone _(587) 832-6452

ELECTRONICALLY SEND THE ABOVE DATA TO:

ACCELERATION RESOURCES LLC
Geoff Ready
900, 444 - 5th Avenue, SW
Calgary, Alberta T2P 2T8
Cell: (587) 832-6452
Fax: (415) 481-0500
Email: gready@accelres.com

## Schedule "D"

Attached to and forming part of a Farmout and Participation Agreement dated December 22, 2017
between Dejour Energy (Alberta) Ltd. and Acceleration Resources LLC

---



3D SEISMIC & AREA OF MUTUAL INTEREST
94-H-2
94-H-1
L
E
I
H
A
B
C
D
E
F
G
H
I
J
Black Contour is the OLD
DXI HLFY 'E' Pool Sub Edge
Red Polygon is the AMI &
3D Seismic Outline
Green Contours are the
Halfway Seismic
Amplitude Anomalies
Kilometres
Miles
Project: DXI - NE BC - Polygon for Well Log Tops
AMI Map for DXI - Acceleration Agreement
Yellow=DXI Land, Red=3D Outline, Green=Anomalies

WSLEGAL\067839\00006\19021134v1

**Schedule "E"**

Attached to and forming part of a Farmout and Participation Agreement dated December 22, 2017 between Dejour Energy (Alberta) Ltd. and Acceleration Resources LLC

---

**OVERRIDING ROYALTY AGREEMENT**

THIS AGREEMENT dated the • day of • (this "**ORR Agreement**").

BETWEEN:

**DEJOUR ENERGY (ALBERTA) LTD.**, a body corporate, having an office in the City of Calgary, in the Province of Alberta ("**Dejour**")

- and -

**ACCELERATION RESOURCES LLC**, a body corporate, having an office in the City of San Francisco, in the State of California ("**AR**")

WHEREAS Dejour and AR have entered into a Funding and Participation Agreement (the "**FPA**"), under which Dejour, as Royalty Payor, agreed to grant AR, as Royalty Owner, certain Royalty interests as described in this ORR Agreement;

NOW THEREFORE, THIS ORR AGREEMENT WITNESSES that, in consideration of the premises and of the mutual covenants herein set forth and provided for, the parties agree as follows:

**1.00 DEFINITIONS AND INTERPRETATION**

**1.01 <u>Definitions</u>**

In this ORR Agreement, defined terms shall have the meanings ascribed in the FPA or, as the case may be, 2007 CAPL Operating Procedure, unless otherwise provided for in this ORR Agreement::

(a) **"Effective Date"** means •;

(b) **"Facility Fees"** means the incremental variable costs paid by the Royalty Payor for Facility Usage where Royalty Payor disposes of Petroleum Substances comprising the Overriding Royalty;

(c) **"Facility Usage "** means the Royalty Payor's use of facilities beyond those included in Equipping Costs to make merchantable and to deliver to market Petroleum Substances produced from a Royalty Well, including, as applicable, the gathering, compression, treatment, processing and transportation of those Petroleum Substances, but excluding any basis adjustments made in the determination of the Market Price of natural gas.

(d) **"Overriding Royalty"** means any Royalty granted to the Royalty Owner in the Royalty Lands pursuant to the FPA, as more particularly outlined in Article 2.00.

(e) **"Royalty Determination Point"** means the first point at which Petroleum Substances are or can be metered, measured or allocated downstream of the wellhead after, as applicable: (i) any treatment of crude oil for the separation, removal and disposal of basic sediment and water; (ii) any extraction of liquid hydrocarbons from natural gas at the wellhead and any wellsite separation, removal and disposal of basic sediment and water from those liquid hydrocarbons; and (iii) any wellsite dehydration of natural gas.

(f) **"Royalty Lands"** means the areal, stratigraphic and substance rights described as "Royalty Lands" in Schedule "A" of the Agreement or made subject to the Overriding Royalty in the manner outlined in the FPA, as the case may be, and so much of those rights as remain subject to the Agreement and the Title Documents, excluding any Reserved Formations.

(g) **"Royalty Owner"** means AR, and its successors and assigns.

(h) **"Royalty Payor"** means Dejour.

(i) **"Reserved Formations"** means any Excluded Interests.

(j) **"Royalty Well"** means any well from which production is obtained from the Royalty Lands or may be allocated to the Royalty Lands pursuant to a pooling, unit or other arrangement.

(k) **"Title Documents"** means the documents of title described as "Title Documents" in Schedule "A" to the Agreement, insofar as they relate to the Royalty Lands, and all renewals, extensions, continuations or documents of title issued in substitution or by selection.

1.02 <u>Incorporation Of Provisions From 2007 CAPL Operating Procedure</u>

The following provisions of the standard form 2007 CAPL Operating Procedure are incorporated herein by reference, as may be modified below:

101 (c) "Affiliate";

(m) "equipping costs", which are referred to as "Equipping Costs";

(s) "market price", which is referred to as "Market Price", in which the phrase "Article VI" is replaced with "Subclause 2.03D" and at the end of which is added: However, for natural gas, this price will be the weighted 1 month spot index price for the specific month in which that natural gas was produced, as reported in the publication titled "Canadian Gas Price Reporter" in the table "Monthly Canadian and U.S. natural gas price summary" under the column for that specific delivery month and the row "Alberta Spot Price-AECO C/NIT C$/GJ", subject to reasonable basis adjustments between the point of delivery to the applicable pipeline transportation system and the point at which the index price applies, provided that if that publication or that index cease to exist, the price will be determined in accordance with the previous sentence, unless otherwise agreed by the Parties;

(v) "party", which is referred to as "Party";

(y) "petroleum substances" , which are referred to as "Petroleum Substances";

(bb) "Regulations";

(cc) "spacing unit", which is referred to as "Spacing Unit";

(dd) "spud", which is referred to as "Spud" and in which the phrase "in the AFE" is deleted; and

(ff) "working interest", which is referred to as "Working Interest" and in which the phrase "a production facility or" is deleted.

102 HEADINGS
103 REFERENCES
105 DERIVATIVES
106 USE OF CANADIAN FUNDS
107 CONFLICTS, with "Article 4.00" replacing the phrase "Article IV hereof" in the seventh line.
304 PROPER PRACTICES IN OPERATIONS
305 BOOKS, RECORDS AND ACCOUNTS
306 PROTECTION FROM LIENS
308 SURFACE RIGHTS
309 MAINTENANCE OF TITLE DOCUMENTS, with the addition at the end of the first sentence of Subclause 309(b) of: ", provided that the Royalty Payor is not obligated to consult in this manner with a Royalty Owner".
2001 WAIVER MUST BE IN WRITING
2101 PARTIES TO SUPPLY
2201 SERVICE OF NOTICE
2202 ADDRESSES FOR NOTICES - The Parties' Addresses for Service will be as set forth in the FPA.
2203 RIGHT TO CHANGE ADDRESS
2403 MULTIPLE ASSIGNMENT NOT TO INCREASE COSTS, with "Overriding Royalty" replacing "working interest" in the first and third lines.
2601 LIMITATION ON RIGHT OF ACQUISITION
2801 SUPERSEDES PREVIOUS AGREEMENTS
2802 TIME OF ESSENCE
2803 NO AMENDMENT EXCEPT IN WRITING
2804 BINDS SUCCESSORS AND ASSIGNS, with "5.00" replacing **"XXIV"** in the first line.
2805 LAWS OF JURISDICTION TO APPLY
2806 USE OF NAME
2807 WAIVER OF RELIEF

In those incorporated provisions, "Operating Procedure" will be read as "ORR Agreement", "joint lands" will be read as "Royalty Lands", "joint operations" will be read as "operations", "Joint- Operator" will be read as "Party", "Operator" will be read as "Royalty Payor" or "Royalty Payor Party designated as the representative of the Royalty Payor", as the case may be, and "title documents" will be read as "Title Documents", and references to "Authority for Expenditure", "for the joint account" and "production facility" will be deleted. Nothing in any of those incorporated provisions will require the Royalty Owner to assume any cost, risk or expense associated with an operation conducted hereunder unless otherwise provided herein or in the FPA.

a. **Multiple Royalty Owner Parties**

If the Royalty Owner comprises more than one Party: (i) information and notices to be provided to the Royalty Owner will be provided individually to each Royalty Owner Party; and (ii) the rights and obligations of the Royalty Owner Parties will accrue proportionately to the Royalty Owner Parties in the percentages set forth in the FPA.

b. **Multiple Royalty Payor Parties**

If the Royalty Payor comprises more than one Party:

i. the Royalty Payor's obligations and liabilities to the Royalty Owner will be joint and several;

ii. the Royalty Owner may deal solely with the Royalty Payor Party designated as the Royalty Payer's representative in the FPA respecting the FPA or this ORR Agreement, provided that: (i) the Royalty Owner will provide each Royalty Payor Party with notices the Royalty Owner serves to the Royalty Payor; (ii) the Royalty Payor is bound by the acts and elections of that representative acting in that capacity; and (iii) the Royalty Payor may designate another representative by notice to the Royalty Owner; and

iii. the Royalty Payer's rights and obligations will accrue proportionately to the Royalty Payor Parties in the percentages set forth in the FPA.

If the Royalty Payor initially comprises one Party and subsequently disposes of a portion of its interest hereunder , those Royalty Payor Parties will designate one of them as their representative under this Clause.

c. **Modifications To CAPL Document Form**

This ORR Agreement references the 2007 CAPL Operating Procedure and the 1997 CAPL Overriding Royalty Procedure, the latter of which shall apply to this Agreement unless and to the extent of any conflict with this Agreement. In addition, the 1997 CAPL Overriding Royalty Procedure has been modified only by the completion of the blanks and elections required herein and by those additional changes specifically identified as such in the body of this document or in the FPA. Insofar as there are differences between this ORR Agreement and the 1997 CAPL Overriding Royalty Procedure that are not specifically identified, this ORR Agreement will be deemed to be modified to apply the applicable provisions of the 1997 CAPL Overriding Royalty Procedure as if they had been included herein.

## 2.00 OVERRIDING ROYALTY

### 2.01 Quantification Of Overriding Royalty

A. The Overriding Royalty is created effective as of the date and in the manner provided in the FPA and this ORR Agreement. Subject to the other provisions of this Article, including the modified calculation under Subclause 2.02C for production of Petroleum Substances allocated to the Royalty Lands, the Overriding Royalty (based on a 100% Working Interest) will be determined on a well by well basis at the Royalty Determination Point, and will be as follows:

(a) In respect of an Option Well on Acquired Lands, the Overriding Royalty shall equal seventeen point five (17.5%) percent of the gross monthly production thereof produced from each Option Well, (or if not taken in kind, such

percentage of the sales proceeds from the production of any Petroleum Substances produced from that Option Well), provided that such Overriding Royalty shall be reduced to fifteen (15%) percent once AR has been paid an amount equal to its proportionate share of funds paid to acquire those Acquired Lands.

(b) In all other cases, the Overriding Royalty shall equal fifteen (15%) percent of the gross monthly production thereof produced from each Initial Well or Option Well, (or if not taken in kind, such percentage of the sales proceeds from the production of any Petroleum Substances produced from that Option Well), where the Royalty Owner has earned a Royalty pursuant to the FPA.

Notwithstanding the calculation at the Royalty Determination Point under Subclause 2.01A, the Overriding Royalty will not include Petroleum Substances that the Royalty Payor reasonably uses or unavoidably loses in the Royalty Payor's drilling and production operations for the Royalty Lands. Those drilling and production operations include the proportionate use of those Petroleum Substances in batteries, treaters, compressors, separators, satellites and similar equipment serving Royalty Wells, but do not include the use of Petroleum Substances for any enhanced recovery operations.

2.02 <u>Effect Of Pooling Or Unitization On Calculation</u>

A. The Royalty Payor may pool the Petroleum Substances in a zone underlying all or a portion of the Royalty Lands to the extent required to form a Spacing Unit in that zone, provided that the pooling allocates production therefrom to the applicable Royalty Lands in the proportion that the surface area of the Royalty Lands placed in the Spacing Unit bears to the total surface area of the Spacing Unit. The Royalty Payor will promptly give notice to the Royalty Owner describing the extent to which the Royalty Lands have been pooled and describing the pooled Spacing Unit.

B. If the Royalty Payor proposes to pool, unitize or otherwise combine any portion of the Royalty Lands with any other lands, other than as provided in the previous Subclause, the Royalty Payor must promptly send notice of that intention to the Royalty Owner. That notice must include the technical justification for that pooling, unitization or combination and the proposed terms thereof, provided that the Royalty Payor will not be required to provide interpretative data to the Royalty Owner. Unless otherwise required by the Regulations to form a Spacing Unit, the Royalty Payor will not enter into that pooling, unitization or combination without the prior written consent of the Royalty Owner, which consent will not be unreasonably delayed or withheld.

C. If any portion of the Royalty Lands is pooled, unitized or combined with any other lands pursuant to this Clause, Clause 2.01 will be deemed to be amended to calculate the volume of the Overriding Royalty by applying the percentages set forth in that Clause to the quantity of Petroleum Substances thereby allocated to the affected Royalty Lands.

2.03 <u>Royalty Owner's Rights To Take Overriding Royalty In Kind</u>

A. Subject to the provisions of this Clause, the Royalty Payor is appointed as the agent of the Royalty Owner for the handling and disposition of the Overriding Royalty share of Petroleum Substances. All acts of the Royalty Payor under this Clause in the handling and disposition of those Petroleum

Substances and the receipt of proceeds of sale therefrom will be as trustee for the Royalty Owner.

B. The Royalty Owner may, on a minimum of 60 days' notice to the Royalty Payor, revoke the agency established in Subclause 2.03A and elect to take delivery and separately dispose of the Petroleum Substances comprising the Overriding Royalty at the Royalty Determination Point. This right may be exercised separately for each type of Petroleum Substance, effective at the 1st day of the calendar month next following that minimum 60 day period. The Royalty Owner will supply the Royalty Payor with such information regarding the Royalty Owner 's arrangement for disposition of those Petroleum Substances as the Royalty Payor may reasonably require to coordinate custody transfer and shipping arrangements for those Petroleum Substances. Failure to provide the Royalty Payor with that Information will be deemed to be a failure by the Royalty Owner to take those Petroleum Substances in kind.

C. If the Royalty Owner takes in kind its Overriding Royalty share of crude oil or liquid products extracted from natural gas at the wellhead, the Royalty Payor will, at the Royalty Payor 's cost, remove basic sediment and water from those Petroleum Substances in accordance with good oilfield practice, so that relevant pipeline specifications can be met. The Royalty Payor will provide the Royalty Owner, at the Royalty Payor 's cost, production tankage capacity for an accumulation of the Overriding Royalty share of those Petroleum Substances consistent with the Royalty Payor's shipping schedule for its own share of those Petroleum Substances. Subject to Subclause 2.04C, the Royalty Payor will deliver the Overriding Royalty share of those Petroleum Substances to the Royalty Owner or the Royalty Owner' s nominee, at the Royalty Determination Point, in accordance with usual and customary pipeline and shipping practice, free and clear of all charges. If the Royalty Owner takes its Overriding Royalty share of natural gas in kind, the Royalty Payor will deliver that gas to the Royalty Owner, or the Royalty Owner's nominee, at the Royalty Determination Point for the relevant well at the Royalty Payor's cost.

D. Except to the extent otherwise agreed by the Royalty Payor and the Royalty Owner, insofar as the Royalty Payor takes possession of Petroleum Substances comprising the Overriding Royalty as agent of the Royalty Owner, the Royalty Payor will dispose of those Petroleum Substances by:

(a) selling those Petroleum Substances at a Market Price and accounting to the Royalty Owner for the proceeds of the sale; or

(b) purchasing those Petroleum Substances for the Royalty Payor's own account (or the account of an Affiliate) at a Market Price and accounting to the Royalty Owner therefor.

E. Insofar as the Royalty Owner has elected to revoke the agency established by Subclause 2.03A, the Royalty Owner may re-establish that agency on a minimum of 60 days' notice to the Royalty Payor, effective as of the 1st day of the calendar month next following that minimum 60 day period. This right may be exercised separately for each type of Petroleum Substance.

**2.04 Royalty Payor's Allowed Deductions If Overriding Royalty Not Taken In Kind**

A. To the extent that the Royalty Payor disposes of Petroleum Substances comprising the Overriding Royalty on behalf of the Royalty Owner, the Royalty Owner's share of those Petroleum Substances will be free of any deductions for costs and expenses incurred by the Royalty Payor to and including the Royalty Determination Point. Royalty Payor shall be solely responsible for the removal, transportation and disposal of basic sediment, water and other applicable impurities to and including the Royalty Determination Point.Subject to Subclause 2.04C, the Royalty Owner will be responsible, on a well by well basis, for any associated Facility Fees and any transportation costs to transport those Petroleum Substances from the Royalty Determination Point to the point of sale.

B. The deductions applicable pursuant to the preceding Subclause must not exceed those permitted by the Regulations for the calculation of royalties if the lessor under the relevant Title Documents were the Crown in right of the Province in which the Royalty Lands are located.

C. Notwithstanding any other provision of this Article, if the Royalty Payor is required to incur costs to enrich the Overriding Royalty share of Petroleum Substances to increase the heating value or to facilitate transportation or marketing of those Petroleum Substances, those costs will be deductible by the Royalty Payor against the gross proceeds of sale applicable to those enriched Petroleum Substances, with the intention that neither the Royalty Payor nor the Royalty Owner suffer a loss as a result of that enrichment. Enrichment operations, include, without limitation, condensate blending in the case of heavy oil and enrichment by propane or butane in the case of gas with a low heating value.

D. The Royalty Payor's right to make the deductions set forth in this Clause pertains to the costs and expenses that would otherwise be incurred by the Royalty Owner to bring those Petroleum Substances to the point of sale if the Royalty Owner were taking those Petroleum Substances in kind. The allowable deductions from the proceeds of sale of the Royalty Owner's Overriding Royalty share of Petroleum Substances are expressed as cash obligations for convenience of record keeping and audit, and are not to be construed as altering the nature of the Overriding Royalty as an interest in land.

**2.05 Royalty Payor To Account To Royalty Owner Monthly**

If the Royalty Payor receives funds on account of or as the proceeds of sale of the production of Petroleum Substances comprising the Overriding Royalty, the Royalty Payor will receive the Royalty Owner's share of those funds as trustee for the Royalty Owner. The Royalty Payor must remit to the Royalty Owner all funds accruing to the Royalty Owner on account of the Overriding Royalty on or before the 25th day of the calendar month next following the calendar month in which those funds were received by the Royalty Payor, provided that for the purpose of the timing of receipt of proceeds in this Clause "received" will be read as "normally received" if the purchaser of those Petroleum Substances fails to pay the Royalty Payor for that production. The Royalty Payor must provide the Royalty Owner with a statement in written or electronic format showing in reasonable detail the manner

in which the Royalty Payor calculated that payment, including the unit sale price for those Petroleum Substances, and, if requested by the Royalty Owner, a copy of all reports the Royalty Payor is required to submit under the Regulations for the production of those Petroleum Substances.

**2.06 Royalty Owner's Lien**

As of the effective date that the Overriding Royalty is created, the Royalty Owner will have a first and prior lien on the Royalty Payor's Working Interest in the Royalty Lands, the Petroleum Substances within, upon or under the Royalty Lands, or produced therefrom, and the wells and other equipment thereon to secure the Overriding Royalty. The Overriding Royalty and that lien are interests in land that attach to the Title Documents.

**2.07 Royalty Wells To Be Produced Equitably**

The Royalty Payor will not discriminate against the Petroleum Substances produced or producible from the Royalty Lands in the production and marketing of those Petroleum Substances because those Petroleum Substances are subject to the Overriding Royalty. The Royalty Payor will use reasonable efforts to produce Petroleum Substances from a Royalty Well equitably with production from any diagonally or laterally offsetting well producing from the same pool as a Royalty Well, insofar as the Royalty Payor, or its Affiliate, has an interest in that offsetting well.

**2.08 Royalty Owner's Rights Upon Surrender**

[Not Used]

**2.09 Audits Of Overriding Royalty**

A. The Royalty Owner may, upon reasonable notice to the Royalty Payor and at the Royalty Owner's own expense, audit the books, records and accounts of the Royalty Payor with respect to the production, disposition or sale of the Overriding Royalty within 24 months next following the end of the applicable calendar year. The Royalty Owner will conduct any such audit in accordance with PASC Joint Venture Audit Protocol Bulletin No. 6 (or any replacement therefor).

B. Any statement issued by the Royalty Payor to the Royalty Owner respecting the calculation of the Overriding Royalty will be presumed to be true and correct 26 months following the end of the calendar year in which that statement was issued, unless the Royalty Owner takes written exception thereto and requests an adjustment pursuant to this Clause within that 26 month period. If a Party discovers during that period that there was an error in the calculation of the Overriding Royalty and can demonstrate that the error applied both to that period and a prior period, the Royalty Payor will make the required adjustment retroactively to either the inception of that error or such other time as the Parties may agree, provided that any dispute respecting the proposed retroactive adjustment will be resolved pursuant to Clause 8.01. Except to the extent required to confirm the adjustment proposed by the Royalty Payor, the retroactive adjustment contemplated by the previous sentence will not extend the Royalty Owner's audit rights beyond the 24 month limitation provided for in Subclause 2.09A.

## 3.00 WELL INFORMATION TO ROYALTY OWNER

### 3.01 Royalty Owner's Notification

In addition to the well information requirements in the FPA, the Royalty Payor will supply to the Royalty Owner notice of its intention to drill a Royalty Well on the Royalty Lands prior to the Spudding of that well.

## 4.00 LIABILITY AND INDEMNITY

### 4.01 Royalty Payor's Responsibility

The Royalty Payor will:

(a) be liable to the Royalty Owner for all losses, costs, damages and expenses whatsoever (whether contractual or otherwise) that the Royalty Owner may suffer, sustain, pay or incur; and, in addition

(b) indemnify and hold harmless the Royalty Owner and its directors, officers, agents and employees against all actions, causes of action, proceedings, claims, demands, losses, costs, damages and expenses whatsoever that may be brought against or suffered by the Royalty Owner, its directors, officers, agents and employees or that they may sustain, pay or incur;

insofar as they are a direct result of: (i) any act or omission (whether negligent or otherwise) of the Royalty Payor with respect to operations or activities conducted by it or on behalf of it hereunder; (ii) a breach of a provision herein by the Royalty Payor; or (iii) the wilful or wanton misconduct of the Royalty Payor, its employees, agents or contractors. However, this obligation will not apply to the extent that the particular act or omission was done or omitted to be done in accordance with the Royalty Owner's written instructions or written concurrence. Costs described in this Clause will include reasonable legal costs on a solicitor-client basis.

### 4.02 Royalty Owner's Responsibility

The provisions of the preceding Clause will apply mutatis mutandis to the Royalty Owner's operations, activities and obligations with respect to the Royalty Lands or the Reserved Formations.

## 5.00 ASSIGNMENT

### 5.01 Incorporation of Assignment Procedure

The 1993 CAPL Assignment Procedure is incorporated by reference into the Agreement, and will be deemed to apply as if it had been included as a Schedule to the Agreement. Article XXIV (election 2401A) of the standard form 1990 CAPL Operating Procedure will apply mutatis mutandis to any disposition of Royalty Lands by either the Royalty Owner or the Royalty Payor.

## 6.0 DEFAULT

### 6.01 Royalty Owner's Default Remedies

If the Royalty Payor fails to pay the Overriding Royalty or any other amount required to be paid to the Royalty Owner by the Royalty Payor hereunder, Subclauses 505(b), (c) and (d) of the standard form 1990 CAPL Operating

Procedure will apply mutatis mutandis to that default as if the Royalty Owner is the Operator and the Royalty Payor the defaulting Party thereunder, except that the reference in Paragraph505(b)(vi) of that document to "Subclause (a) of this Clause" will be amended to read "Clause 2.06". The rights granted to the Royalty Owner in this Clause will be in addition to and not in substitution for any other right or remedy that the Royalty Owner may have under this Agreement.

7.0 **DISPUTE RESOLUTION**

7.01 **Attornment**

Any disputes arising under or relating to this ORR Agreement shall be decided by the Courts of Alberta and the parties attorn to those courts for that purpose. To the extent that the parties, or some of them, have a dispute before the courts in relation to this ORR Agreement and the FPA, the parties shall consolidate those matters.

8.0 **CONDITION PRECEDENT**

8.01 **Initial Test Well**

This ORR Agreement, and the rights and obligations of the parties hereunder, shall first come into existence as and when the Royalty Owner has earned a Royalty in respect of the Initial Test Well pursuant to Clause 4(a) of the FPA.

**Form of Security Notice**

**SECURITY NOTICE**

Take notice that * has a security interest in the following described collateral annexed hereto as Exhibit "A" and made a part hereof by virtue of the following described security instrument:

* [*describe instrument*] dated *, 20* between * and *.

The debtor's name is: *.

The secured party's address for service is:

DATED at the City of Calgary, in the Province of Alberta, this ___ day of *, 20*.

**COMPANY NAME**, by its Agents and Solicitors, [•]

Per: ______________________________
[Name]
[Title]

**Schedule "F"**

Attached to and forming part of a Farmout and Participation Agreement dated December 22, 2017 between Dejour Energy (Alberta) Ltd. and Acceleration Resources LLC

**Contract Operating Rules**

When Dejour acts as operator for AR in respect of an Exclusive Interest Well in accordance with this Agreement ("Contract Operations"), the following rules shall apply to Dejour's performance of those operations:

1. **Definitions**

Unless otherwise specified in this Schedule, any defined terms shall have the meanings ascribed in the body of the Agreement or the 2007 CAPL Operating Procedure. In addition "Accounting Procedure" means the 2011 PASC Accounting Procedure.

2. **Relationship of Parties**

**2.1. Appointment**

AR hereby appoints Dejour its contract operator and agent for the purposes of carrying out operations in relation to Exclusive Interest Wells as directed by AR. Subject at all times to the Regulations, this appointment:

**2.1.1.** is terminable at any time with thirty (30) days' notice by AR to Dejour, provided that any such termination shall not apply in respect of any Contract Operations that are then being undertaken until such Contract Operations are complete;

**2.1.2.** shall be immediately terminable by AR where Dejour or DXI Energy Inc.: (i) has been placed into bankruptcy or receivership; (ii) is then subject to debtor relief protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar Regulations; or (iii) has been served a bona fide notice of default under this Schedule during the preceding 6 months;

**2.1.3.** shall be immediately terminable by Dejour where AR: (i) has been placed into bankruptcy or receivership; (ii) is then subject to debtor relief protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar Regulations; or (iii) has been served a bona fide notice of default under this Schedule during the preceding 6 months.

Otherwise, this Schedule will remain in full force and effect so long as any portion of an Exclusive Interest Well remains owned by AR. However, those provisions related in whole or in part to audit, liability, indemnity, disposal and salvage of material, Abandonment, responsibility for Environmental Liabilities and enforcement on default will survive after that prescribed time, insofar as is applicable, for such longer time as Dejour (or any other party) has rights or obligations with respect to the applicable matter under the Regulations.Termination of this Schedule will not prejudice a party's accrued rights and obligations.

**2.2. Independent Contractor**

Dejour is an independent contractor in activities hereunder. It will supply or cause to be supplied all material, labour and services reasonably necessary for Contract Operations. It will determine the number of employees and contractors required for Contract Operations, their selection, their

hours of labour and their compensation, and they will be regarded as Dejour's employees and contractors. Dejour's status as an independent contractor does not alter its responsibility for liability and indemnification, which will continue to be governed by this Schedule and the other provisions of this Agreement.

**2.3. Obligations Not Joint or Collective**

Nothing contained in this Agreement creates a partnership or association of any kind, imposes upon any AR or Dejour any partnership duty, obligation or liability or authorizes either of them to act as an agent of any other for any purpose except as expressly provided in this Agreement. Except as provided for the commingling of funds in Clause 5.07, the parties also confirm their intention that there is not any trust, trust duty or fiduciary relationship between them under this Agreement, provided that:

**2.3.1.** the parties recognize that this Clause 2.3 might not prevent such a trust, trust duty or fiduciary relationship being imposed at law or in equity; and

**2.3.2.** the parties do not intend this Clause 2.3 to lessen any duty of good faith (or similar duty) that may otherwise apply to them at law or in equity.

Nothing in these Rules shall entitle Dejour to make any election, give any notice or exercise any discretion for or on behalf of AR under the Agreement.

**2.4. Dejour's Obligations Limited to Agreement**

Except as expressly provided in this Agreement, Dejour, will not, because of its appointment as contract operator, have any additional obligation in contract, at law or in equity:

**2.4.1.** to AR under this Schedule for lands other than as relates to an Exclusive Interest Well; or

**2.4.2.** to apply knowledge or information it otherwise obtains about lands other than those relating to an Exclusive Interest Well in order to propose any operation or to take or refrain from taking any action hereunder, except to the extent of knowledge of a general nature attributable to Dejour's prior operating experience.

**2.5. No U.S. Tax Partnership**

By this Schedule, the parties do not intend to form a partnership for federal income tax purposes of the United States of America ("U.S."). If, for purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), this Agreement or the parties' relationship constitutes a partnership (as defined in Section 761(a) of the Code), each party is deemed to elect to have it excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code (or any comparable provisions that may exist at the relevant time) to the extent permitted therein. Each party required to file a U.S. federal income tax return will make all permitted and authorized elections therein to reflect that election, provided that the party subject to the Code which holds the largest Working Interest may, by notice to the other affected parties, execute that election for each applicable party and provide such evidence of that election as is requested by the applicable U.S. authorities. No party will give any notice or take any action inconsistent with that election. No activity conducted under this Schedule will be construed in a way that would cause any party to be deemed to be engaged in a trade or business within the U.S. or subject to its taxable jurisdiction. A party that is not otherwise subject to the taxable jurisdiction of the U.S. will not be required to do any act or execute any instrument that would subject it to that jurisdiction.

## 3. FUNCTION AND DUTIES OF OPERATOR

### 3.1. Control and Management of Contract Operations

#### 3.1.1. Management of Operations

AR may, from time to time, provide Dejour with instructions, and at the request of Dejour will provide instructions, concerning the Contract Operations relating to an Exclusive Interest Well and Dejour shall, to the extent not inconsistent with Dejour's obligations under this Schedule, comply with such obligations. Dejour will keep AR informed in a timely manner about Contract Operations planned or conducted by it and will respond in reasonable detail to all AR requests for information and advice concerning the Contract Operations. Dejour has no obligation to initiate operations for an Exclusive Interest Well, except insofar as this Agreement includes specific obligations to the contrary.

#### 3.1.2. Authorized Expenditures

Subject to the limitations on charges prescribed by the Accounting Procedure, Dejour may make such expenditures for AR's sole account as AR directs and as necessary and prudent to conduct Contract Operations. However, it may not make an expenditure for AR's sole account for settlement of any damage claim or for any single Operation or other undertaking with a total settlement amount or bona fide estimated cost in excess of $2500 without an approved AFE from AR, except insofar as Dejour reasonably determines that:

**3.1.2.1.** an emergency exists (or is imminent) and the expenditure is then required: (i) for safety or the protection of life or property; or (ii) to prevent or mitigate pollution or other Environmental Liabilities; or

**3.1.2.2.** the expenditure is required by the Regulations (including any such expenditure to mitigate pollution or other Environmental Liabilities or to complete Abandonment, in due course, of any surface location associated with a Contract Operation or any property), where failure to make that expenditure at that time could result in prosecution of Dejour or the imposition of enforcement actions, penalties or any other material adverse formal consequence on Dejour under the Regulations.

Dejour will promptly notify AR of any expenditure it anticipates under this Clause 3.1.2. It will include in that notice sufficient detail to enable them to understand the event or requirement, the nature, scope and schedule of the expenditure and the anticipated associated costs.

#### 3.1.3. AFE Overexpenditures

AR's approval of an AFE constitutes its approval of all expenditures necessary to conduct the Contract Operation described therein, subject to the limitations on charges prescribed by the Accounting Procedure. However, Dejour will, for informational purposes only, promptly notify AR if it incurs or expects to incur expenditures for a Contract Operation that exceed the total amount estimated in the applicable AFE by more than the greater of $ 50,000 or 10%. It will include in that notice its explanation for that overexpenditure and its revised cost estimate for that Contract Operation. If that Contract Operation relates to a well, Dejour will then provide estimates of current and cumulative costs incurred therefor on a daily basis where practicable and weekly estimates of forecast costs until that Contract Operation is completed.

### 3.2. Contracting

#### 3.2.1. Procurement

Dejour will award all contracts for the supply of goods and services for expenditures authorized hereunder in accordance with good contracting practices in the oil and gas industry. It will consider such factors as reliability, safety, environmental protection, technology, cost, quality of service, delivery time and other factors relevant to the contract. It will normally award those contracts on a competitive basis, except for goods or services:

**3.2.1.1.** supplied by Dejour or an Affiliate of Dejour on the basis authorized by this Agreement or as otherwise authorized by the parties, provided any such goods or services shall be supplied at rates that do not exceed the market rate for such goods or servcies;

**3.2.1.2.** obtained under a bona fide arm's length alliance arrangement (or other form of preferred supply arrangement) between Dejour and a supplier that applies generally to Dejour's operations in the area in which the Exclusive Interest Well are located, provided that the terms thereof are not unreasonable relative to the terms generally available in the marketplace for similar arrangements;

**3.2.1.3.** obtained in compliance with local preference requirements under the Regulations or the Title Documents or under Dejour's normal contracting policy for use of local suppliers; or

**3.2.1.4.** obtained under a bona fide arm's length contract having a total value of less than $2500.

Unless the costs would otherwise be greater, Dejour shall procure good and services for the Contract Operations on the same rates and terms as are applicable to the goods and services procured for its own operations.

### 3.3. Proper Practices in Contract Operations

Dejour will conduct all Contract Operations diligently, in a good and workmanlike manner, in compliance with the Title Documents and the Regulations and in accordance with good oilfield practice, including prudent reservoir management and conservation principles. Insofar as Dejour hires contractors hereunder, it will supervise them as is reasonable and consistent such standard. Notwithstanding the preceding portion of this Clause, a breach of the obligations contained in this Clause will not result in any form of liability (whether in tort, contract or otherwise) of Dejour to the parties, except insofar as the conduct to which the breach pertains constitutes Gross Negligence or Wilful Misconduct for which Dejour is solely responsible under this Schedule.

### 3.4. Health, Safety and The Environment

#### 3.4.1. Management of HSE Risks

Without limiting the obligations in this Clause 3, Dejour will conduct each Contract Operation in compliance with the Regulations pertaining to HSE. With the goals of achieving safety and reliability in Contract Operations and in avoiding adverse and unintended impact on the environment, property and the health or safety of people, Dejour will, in planning and conducting Contract Operations:

3.4.1.1. design and operate to standards that are intended to achieve sustained reliability and promote the effective management of HSE risks; and

3.4.1.2. apply structured and documented HSE management systems and procedures consistent with those generally applied by a responsible operator under similar circumstances to manage HSE and security risks effectively and pursue sustained reliability of operations, including: (i) internal processes to identify and minimize or address HSE risks; (ii) internal processes to address the response to any emergency; (iii) work rules that restrict or prohibit the possession or use of alcohol, illicit drugs and other controlled substances and weapons at the field location of Contract Operations; and (iv) internal security processes to protect the Joint Property from harm, damage and theft.

Notwithstanding the above in this Clause, a breach of the obligations contained in this Clause 3.4.1 will not result in any form of liability (whether in tort, contract or otherwise) of Dejour to the parties, except insofar as the conduct to which the breach pertains constitutes Gross Negligence or Wilful Misconduct for which Dejour is solely responsible under this Schedule.

**3.4.2. HSE Incidents**

Dejour will promptly advise AR of any HSE incident that it reasonably determines is significant. It will advise AR of the measures taken by it, at the time and on a follow-up basis, to address the incident, with such consultation with AR about those follow-up measures as is appropriate. It will prepare a formal incident report for any such incident in due course as reasonably warranted.

**3.4.3. Periodic HSE Inspections**

Dejour will have its personnel inspect producing wells and Production Facilities held for AR's sole account at least annually with respect to HSE matters, provided that such inspection will be conducted at such earlier date as may be reasonably required to assess any HSE incident. Dejour will cause a HSE audit to be conducted for AR's sole account at such frequency as Dejour reasonably determines is appropriate having regard to the nature of the Joint Property, using such criteria and qualified personnel as it reasonably determines are appropriate.

**3.4.4. HSE Reports**

Dejour will provide AR that so requests with a copy of any HSE incident report or audit report obtained under this Clause 3.4, provided that, subject to the Regulations, each such report will be kept confidential. Dejour will, as soon as is practicable, address and, where appropriate, rectify all deficiencies identified in that report. It will, upon request, provide AR with a plan for addressing all deficiencies identified therein that remain outstanding at the time Dejour receives it.

**3.4.5. AR HSE Audit Rights**

AR may conduct a HSE review or audit of any Contract Operation at its own cost by reasonable notice to Dejour. IF AR conducts any such review or audit, it will provide a copy of the report to Dejour. Dejour will respond to AR about any deficiencies identified therein in a timely manner with a plan for addressing all deficiencies identified therein that remain outstanding at the time Dejour receives it.

### 3.4.6. Clause Does Not Create Duty on ARs

Nothing in this Clause 3.4 is to be interpreted as imposing on AR any duty to take action in circumstances in which Dejour's HSE performance is deficient.

### 3.5. Protection from Liens

Provided AR has advanced all funding under an approved AFE as required in this Schedule, Dejour will pay (or cause to be paid) all costs for goods and services supplied with respect to any Contract Operations as those costs become due. Except for Dejour's lien, the potential remedies for financial default provided in Clause 5.6 and undetermined or inchoate liens permitted or created under the Regulations, Dejour will keep the Exclusive Interest Well free from liens and encumbrances associated with payment of those costs and all other liens and encumbrances associated with payment of any taxes levied under the Regulations for AR's sole account, unless there is a bona fide dispute about any such payment. Insofar as there is such a bona fide dispute, Dejour will, subject to any specific instructions given by AR, proceed in good faith and with reasonable diligence to resolve that dispute, and will take such other lawful and prudent steps as are reasonably appropriate to protect the Exclusive Interest Well from seizure.

### 3.6. Records and Accounts

To minimize the possibility of materially inaccurate recording or reporting of transactions, assets or liabilities hereunder, Dejour will maintain internal controls that, by industry practice, are appropriate. Dejour will keep and maintain true and correct records and accounts under this Agreement for the conduct of Contract Operations, the production of Petroleum Substances from any well relating to an Exclusive Interest Well and the disposition thereof. Dejour will, upon request of AR, permit it to: (i) inspect those records and accounts during normal business hours in Dejour's principal Canadian office or its applicable field office; (ii) make extracts or copies therefrom; and (iii) audit those records and accounts as provided in the Accounting Procedure, including the associated processes and procedures respecting internal controls.

### 3.7. AR's Rights of Access

Dejour will permit AR's duly authorized representatives, at that AR's sole risk, cost and expense, full and free access at all reasonable times to each Contract Operation being conducted upon the Exclusive Interest Well, as well as the records on location of those Contract Operations, provided that: (i) Dejour has received reasonable prior notice of that intention and the name of each such representative; (ii) each such representative will bring such protective clothing as is appropriate having regard to anticipated weather conditions, Dejour's HSE requirements and the nature and location of those Contract Operations; and (iii) Dejour may impose such restrictions as are reasonable having regard to HSE, any agreed upon restrictions on access to well information and site logistics. Insofar as any Losses and Liabilities are suffered by any other party as a direct result of the act, omission or failure to act of AR's representative under this Clause, that AR will be solely liable therefor and, in addition, will indemnify and save harmless Dejour from and against them.

### 3.8. Surface Rights and Regulatory Licences

Dejour will acquire, maintain and manage for AR's sole account all necessary surface rights and all licences, approvals or other rights of similar nature required under the Regulations for Contract Operations. In fulfilling that obligation, it will conduct such community and stakeholder consultation as is required by the Regulations and any such additional consultation it reasonably determines is appropriate. Insofar as that consultation pertains to a Contract Operation and any other operation, Dejour will allocate the associated costs between them on an equitable basis.

### 3.9. Maintenance of Title Documents

#### 3.9.1. Title Administrator Maintains

Except as otherwise provided in this Agreement, Dejour, for AR's sole account, is responsible for paying any lessor royalties and encumbrances under the Title Documents in relation to an Exclusive Interest Well. Except as otherwise provided in this Agreement, Dejour will, on behalf of AR and for AR's sole account, comply with the Title Documents, including the payment of rentals and other actions required to maintain them in good standing. However, nothing in this Clause requires or permits Dejour to conduct any Contract Operation without AFE approval as required in this Schedule. A breach of the obligations contained in this Clause will not result in any form of liability (whether in tort, contract or otherwise) of Dejour to AR, except insofar as the conduct to which the breach pertains constitutes Gross Negligence or Wilful Misconduct for which Dejour is solely responsible under this Schedule.

#### 3.9.2. Consultation and Distribution of Correspondence

Dejour will consult with AR in a timely manner about any application it proposes to make to maintain the Title Documents relating to any Exclusive Interest Well in good standing, including: (i) continuation and grouping applications; (ii) any notice of pooling to a lessor of a Title Document; and (iii) any other material decisions about their maintenance, such as satisfaction of any offset requirement and payment of compensatory royalties. It will provide AR in a timely manner with a copy of material correspondence relating to those Title Documents. This Clause will apply, mutatis mutandis, to Dejour for an application under the Regulations to obtain a holding or otherwise modify the Unit or drilling density that would apply to an Exclusive Interest Well under this Schedule.

#### 3.9.3. Optional Extension

Insofar as any payments other than annual rentals (such as continuation fees, extension fees, penalty payments or compensatory royalties) must be paid to the grantor of a Title Document for an Exclusive Interest Well by a prescribed date to maintain all or a portion of the Exclusive Interest Well subject to that Title Document in good standing thereafter, Dejour will, not later than 15 Business Days before that date, notify AR of the affected Exclusive Interest Well and its recommendation for this right. AR will notify Dejour if it agrees with that recommendation within 7 Business Days after its receipt. If AR fails to respond to that notice within that period, it will be deemed to concur with that recommendation. If AR exercises that right and does not pay that amount will forfeit its entire Working Interest in the Exclusive Interest Well that would otherwise revert to that grantor, as of the date those Exclusive Interest Well otherwise would have reverted to the grantor.

### 3.10. Production Statements and Reports

Prior to the 25th day of each month, Dejour will provide AR with a statement showing production volumes, inventories, volumes available for sale and deliveries in kind hereunder during the preceding month, insofar as AR does not otherwise have independent access to that information under the Regulations. Dejour will submit all reports for Contract Operations and the production of Petroleum Substances as required by the Regulations, and will provide AR with a copy of any such report upon request.

### 3.11. Measurement

Dejour will test the accuracy of any metering equipment held as operated by Dejour to measure produced Petroleum Substances or related emissions produced from any well that is subject to an Exclusive Interest Well. It will conduct such tests at such frequency as is required under the Regulations or at such greater frequency as is reasonable, having regard to such matters as the type and volume of those Petroleum Substances. It will conduct each such test using recognized engineering methods not less stringent than those prescribed by the Regulations. The parties will handle measurement differences related to measurement error identified by such a test on the basis prescribed by the Accounting Procedure or, in the absence of such handling, by reference to the practice prescribed by the standard form 1999 model PJVA Construction, Ownership and Operating Agreement (or the most current replacement therefor then endorsed for use by the Petroleum Joint Venture Association).

## 4. LIABILITY AND INDEMNIFICATION OBLIGATIONS

### 4.1. Indemnification of Dejour

This Clause applies except insofar as Dejour: (i) is proximately and solely responsible for any Losses and Liabilities under Clause 4.2; or (ii) may otherwise be liable to any party for breach of any of its contractual obligations under this Schedule, other than for its duties under Clauses 3.4.1 or 4.1. AR will indemnify and save harmless Dejour, its Affiliates and their respective directors, officers and employees from and against all Losses and Liabilities arising directly out of Dejour's performance of its duties under this Schedule, including those of such Losses and Liabilities arising by reason of, or which may be attributable to, any act, omission or failure to act of Dejour or its Affiliates and their respective directors, officers, agents, contractors or employees in planning or conducting any Contract Operation. All such Losses and Liabilities for which that indemnification applies will be for AR's sole account.

### 4.2. Limit of Dejour's Legal Responsibility

Dejour, its Affiliates and their respective directors, officers and employees will not be liable to AR for any AR Losses and Liabilities resulting from or in any way attributable to or arising out of any act, omission or failure to act, whether negligent or otherwise, of Dejour or its Affiliates and their respective directors, officers, agents, contractors or employees in the performance of Dejour's duties under this Schedule (including those in planning or conducting any Contract Operation), except insofar as:

**4.2.1.** those Losses and Liabilities are a direct result of, or are directly attributable to the Gross Negligence or Wilful Misconduct of Dejour, its Affiliates or their respective directors, officers, employees, agents or contractors;

**4.2.2.** Dejour may otherwise be liable to any party for breach of any of its contractual obligations under this Schedule, other than for its duties under Clauses 3.4.1 or 4.1; or

Insofar as this Clause 4.2 applies to impose obligations on Dejour for certain Losses and Liabilities, Dejour will, subject to Clause 4.3, be solely liable for them and, in addition, indemnify and save harmless AR and its Affiliates, directors, officers and employees from and against those Losses and Liabilities. However, all such Losses and Liabilities will initially be for AR's sole account until Dejour's responsibility therefor is finally determined, at which time it will promptly effect any required adjustment of accounts.

### 4.3. No Responsibility for Extraordinary Damages

No provision herein will make Dejour, any other party or any of their respective Affiliates, directors, officers or employees responsible for any Extraordinary Damages suffered by any other party (including any Losses and Liabilities for which Dejour would otherwise be solely

responsible under Clause 4.2), except insofar as the damaged party is entitled to be indemnified hereunder by Dejour or another party for any such damages suffered by third parties. The preceding sentence also applies to any Extraordinary Damages suffered by a party in contract because of another party's breach of this Agreement.

## 5. COSTS AND EXPENSES OF CONTRACT OPERATIONS

### 5.1. Application of Accounting Procedure

The Accounting Procedure will be the basis for all charges and credits for AR's sole account, except insofar as it conflicts with the body of the Agreement. In exchange for its performance of the Contract Operations, Dejour shall be entitled to a fee equal to the cost of those operations plus the overhead provided for in the Accounting Procedure, in addition to AR's advance funding or reimbursement for the costs themselves, all subject to: (i) the Accounting Procedure; (ii) the supply of certain goods or services by Dejour under Clause 3.2.1; and (iii) any liability or indemnification obligations that accrue solely to Dejour for a breach of its obligations under this Agreement. Dejour will maintain accounting and financial records for AR's sole account in accordance with established accounting practices in the oil and gas industry and in a manner in which charges and credits hereunder can be accessed separately from those kept by it for operations not conducted hereunder.

### 5.2. Advance of Expenditures - Advance Request

Dejour will, by notice to AR, require AR to advance the costs Dejour reasonably expects to pay for AR's sole account under an approved AFE in a particular calendar month, provided that Dejour may not make that request earlier than the first day of the calendar month preceding the month for which the advance is requested. Subject to Clause 5.3 and 5.4, AR will pay those amounts to Dejour on or before the later of: (i) 20 days after its receipt of Dejour's itemized written estimate of those costs and request for payment; and (ii) the 15th day of the month to which that estimate relates.

### 5.3. Adjustments

Dejour will adjust each monthly billing to reflect advances received under Clause 5.2. Costs exceeding the requested advances will be billed by Dejour and paid by AR under the Accounting Procedure. Dejour will either refund to AR amounts advanced by it in excess of the actual costs paid for the month to which the advance pertained or retain those amounts to reduce the following month's advance. However, Dejour must refund any such excess amount insofar as it exceeds AR's advances applicable to the month to which the advance pertained and the following month. The default provisions of Clause 5.06 will apply, *mutatis mutandis*, to any such excess amounts not managed by Dejour in this manner.

### 5.4. Forecast of Operations

Dejour will, in a timely manner after AR's request, consult with AR to create a written forecast outlining all anticipated Contract Operations during the next 12-month period and their estimated costs. Any such forecast is for informational purposes only.

### 5.5. Dejour's Lien and Default Remedies

#### 5.5.1. Dejour's Lien

At the creation of any Exclusive Interest Well, Dejour will have a lien and charge with respect to the interest of each party in the Exclusive Interest Well, along with any

associated the wells, equipment and Petroleum Substances produced therefrom, to secure payment of AR's costs and expenses incurred for AR's sole account. Subject to the Regulations, that lien and charge has priority over any other lien, charge, mortgage or other security interest applicable to those interests, provided that this will not preclude a party from entering into any bona fide financing that requires a pledge or the granting of other security.

**5.5.2. Default Remedies**

It is the parties' general intention that the remedies in this Clause only be used on a bona fide basis with respect to failure to pay amounts owing hereunder. Subject to the last paragraph of this Clause and the Regulations, if AR does not pay as and when due any amounts required to be paid by it under this Clause 5, Dejour may, without limiting its other rights hereunder or otherwise held at law or in equity:

**5.5.2.1.1.** charge AR compound interest, as computed monthly, on that unpaid amount from the day that payment is due until the day it is paid. Interest will accrue at the rate of 2% per annum higher than the rate designated as the prevailing prime rate for Canadian commercial loans by the principal Canadian chartered bank used by Dejour, regardless of whether Dejour has notified that AR in advance of its intention to charge interest on that unpaid amount;

**5.5.2.1.2.** withhold from that AR any further information and rights with respect to Contract Operations, which information and rights will be supplied or restored to it promptly after the default is fully rectified, provided that this does not permit Dejour to: (i) incur any expenditure for AR's sole account that requires approval under this Schedule; (ii) deny the right of AR to issue or receive any notice served hereunder; or (iii) deny AR's rights hereunder with respect to any such notice;

**5.5.2.1.3.** set-off against that unpaid amount, any amount payable to AR from Dejour hereunder or under any other agreement then in effect between them (including any ORR Agreement), without any right of that AR to set-off or counter-claim;

**5.5.2.1.4.** maintain actions against that AR for all such unpaid amounts and interest thereon on a continuing basis, as if those payment obligations were liquidated demands payable on the date they were due to be paid, without any right of that AR to set-off or counter-claim;

**5.5.2.1.5.** treat the default as an immediate and automatic assignment to Dejour of that AR's share of produced Petroleum Substances and the right to dispose of them on its behalf at a Market Price on whatever terms Dejour can arrange, acting reasonably, after having given at least 5 Business Days' prior notice to that AR of the specific intention to use this remedy. Dejour will apply the proceeds from any such disposition to the amount owed by that AR hereunder, including accrued interest. Dejour will thereafter acquire the proceeds from any such disposition for AR's account until such time as it resumes responsibility for disposing its share of those Petroleum Substances. Insofar as Dejour has acted within the authorities granted to it in this Clause, AR will indemnify Dejour for any Losses and Liabilities suffered by Dejour because of defects in that AR's title to those Petroleum Substances, including any contractual obligations to deliver any of those Petroleum Substances to a third party;

5.5.2.1.6. exercise Dejour's lien in accordance with Clause 5.05 of the 2007 CAP Operating Procedure.

**5.5.3. Dejour to Issue Statement of Account**

After request by AR, Dejour will issue a statement to AR in a timely manner that identifies in reasonable detail the amount AR owes hereunder and all debits and credits against that amount on a month-by-month basis.

**5.5.4. Remedies Are Cumulative**

The rights and remedies granted to Dejour under this Clause are cumulative, and may be exercised separately or in combination. Dejour's exercise, or failure to exercise, any rights and remedies available to it hereunder, at law, in equity or under the Regulations does not limit its rights or remedies for the particular default or release AR from any other obligations that have accrued to it under this Agreement.

**5.5.5. No Merger**

The obligation to pay interest at the rate specified in this Clause 5 applies until the financial default is rectified, and will not merge into a judgment for principal and interest, or either of them. The parties waive the application of any Regulations to the contrary, insofar as permitted thereunder.

**5.5.6. Dejour's Records as Prima Facie Proof**

Dejour's bona fide records constitute prima facie proof of the existence of any financial default hereunder, subject to AR's rights of inspection and audit hereunder.

**5.5.7. Commingling of Funds**

**5.5.7.1. Commingling Permitted**

Dejour may commingle with its own funds monies that it receives for AR's sole account or otherwise on behalf of AR hereunder. However, its right to commingle funds will terminate (and the obligation to segregate funds held hereunder will accrue) if AR serves notice to such effect to Dejour.

**5.5.7.2. Funds Held in Trust**

The right to commingle funds has been granted to Dejour as an administrative aid to perform its duties hereunder. Notwithstanding any such commingling, any funds paid to, received by or held by it on behalf of AR will be deemed to be held by it in trust on behalf of AR. Those funds will be applied only to their intended use, and will not be deemed to belong to Dejour.

## 6. OPERATOR'S DUTIES IN CONDUCTING CONTRACT OPERATIONS

**6.1. Pre-Commencement Requirements**

If AR proposes the conduct of a Contract Operation, the following conditions will apply:

**6.1.1.** Subject to Clause 3.2, Dejour will submit an AFE therefor to AR for approval in relation to that Contract Operation. That AFE will be void unless AR has returned an approved copy thereof to Dejour within 30 days after its receipt;

6.1.2. Dejour may not Commence a Contract Operation described in an approved AFE more than 120 days after that AFE is deemed to be received by AR, provided that this period will be increased by 30 days for a Contract Operation respecting a Production Facility and it will be the period permitted for Commencement under the Regulations if that AFE is for an Operation required to be committed to under the Regulations as a condition of the extension of a Title Document. If that Operation is not Commenced within the applicable period, that AFE will be void, except insofar as AR's consent in writing to that delay;

**6.2. Drilling Information and Privileges of ARs**

During the drilling of a well for AR's sole account, Dejour will provide to AR:

**6.2.1.** prompt notice of the Spud date of that well;

**6.2.2.** the Kelly Bushing elevation;

**6.2.3.** daily drilling and geological reports;

**6.2.4.** access to Dejour's samples of the cuttings of formations penetrated and a complete sample description, or, if requested by AR and at its own expense, its own set of those samples;

**6.2.5.** access to all cores taken and copies of any core analysis conducted for AR's sole account;

**6.2.6.** prompt advice of any porous formations with showings of Petroleum Substances encountered and the proposed tests, if any, to be run on those porous formations;

**6.2.7.** a reasonable opportunity for AR to have a representative present to observe any tests conducted under Clause 6.2.6, subject to Clause 3.7 respecting access to a well site;

**6.2.8.** access to each well, including derrick floor privileges, subject to Clause 3.7; and

**6.2.9.** estimates of current and cumulative costs incurred for AR's sole account.

**6.3. Logging and Testing Information to ARs**

After a well drilled for AR's sole account reaches its projected total depth (or earlier, if any such Contract Operations are to be conducted before that well reaches its projected total depth), Dejour will, unless otherwise agreed:

**6.3.1.** run agreed log surveys and supply AR, in a timely manner, with a copy of each such log;

**6.3.2.** test it in accordance with the approved program;

**6.3.3.** make such further tests as are warranted of any porous formations with showings of Petroleum Substances encountered or indicated and, subject to Clause 3.7 respecting access to a well site, provide AR with a reasonable opportunity to observe any such tests;

**6.3.4.** take such mud and drillstem test fluid samples as are appropriate to obtain accurate resistivity, mud filtrate and formation water readings, and supply AR with the information therefrom in a timely manner; and

**6.3.5.** supply AR, in a timely manner, with copies of each wireline or drillstem test run and the applicable service report, including copies of pressure charts.

### 6.4. Well Completion and Production Information to ARs

During any Completion conducted for AR's sole account, Dejour will Complete that well in accordance with the approved program. It will supply AR with current reports on all Completion activities, including: (i) a summary of the casing program; (ii) the location and density of perforations; (iii) details of formation treatment and stimulation; (iv) results of back pressure tests; (v) daily Completion reports; and (vi) estimates of current and cumulative costs incurred for AR's sole account. It will promptly provide AR with all relevant information pertaining to any formation tests and production tests conducted on that well and daily advice as to the nature, rate and amount of Petroleum Substances and other fluids produced from that well.

### 6.5. Well Information Subsequent to Completion

Subsequent to the Completion of any well for AR's sole account, Dejour will supply to AR:

**6.5.1.** copies of any directional, temperature, caliper or other well surveys conducted for that well;

**6.5.2.** copies of any petroleum, natural gas, water or other substance analyses made respecting that well, provided that it will supply representative samples of water and Petroleum Substances (other than natural gas) from each test if it does not make analyses of water and Petroleum Substances;

**6.5.3.** a complete summary of the drilling and Completion of that well;

**6.5.4.** notice of commencement of production of any Petroleum Substances from that well; and

**6.5.5.** initial production rates and the nature, kind, and quality of Petroleum Substances and any other substances produced from that well.

### 6.6. Data Supplied in Accordance with Established Standards

Dejour will supply all data under this Clause 6 in accordance with established industry standards.

## 7. FORCE MAJEURE

### 7.1. Suspension of Obligations Due To Force Majeure

Notwithstanding any provision herein requiring performance of a particular obligation or its performance by a particular time (including that prescribed for the Commencement of a Contract Operation under this Schedule), the obligations of a party prevented by Force Majeure from fulfilling any obligation hereunder, in whole or in part, will be suspended (and the period for performance extended). That suspension will apply insofar only as: (i) an obligation is affected by that Force Majeure; and (ii) the Force Majeure continues to prevent its performance and, subject to the obligation to remedy in Clause 7.2, for that time thereafter as that party may reasonably require to commence diligently to fulfill that obligation. However, a Force Majeure will not suspend any obligation to pay an amount hereunder. A party prevented from fulfilling an obligation by Force Majeure will promptly notify the other parties, outlining in reasonable detail in that notice the suspended obligations, the date and extent of the suspension, its anticipated duration and its cause.

### 7.2. Obligation to Remedy Force Majeure

A party claiming Force Majeure under Clause 7.01 will promptly remedy its cause and effect, insofar as it is reasonably able to do so. However, it will not be required to resolve any strike, lockout or other industrial disturbance solely to remedy promptly a Force Majeure. That party will

update the other parties about the status of the Force Majeure and its efforts to remedy it at reasonable frequency. It will promptly notify the other parties when that Force Majeure ceases to prevent the performance of the applicable obligation.

## TRANSFER DOCUMENTS

**See attached 4 pages hereto**

## STATEMENT OF INTEREST AND DECLARATION OF TRUST AGREEMENT

THIS STATEMENT OF INTEREST AND DECLARATION OF TRUST AGREEMENT dated the ____ day of ________________, 20___.

BETWEEN:

**DEJOUR ENERGY (ALBERTA) LTD.**, a body corporate, having an office at the City of Calgary, in the Province of Alberta ("**Dejour**")

OF THE FIRST PART,

- and -

**ACCELERATION RESOURCES LLC**, a body corporate, having an office at the City of San Francisco, in the State of California ("**AR**")

OF THE SECOND PART.

**WHEREAS**:

A. Pursuant to the FPA (as defined below), AR has the right to (i) earn a Royalty in the Royalty Wells (as defined below) and (ii) earn a Working Interest (as defined below);l

B. Dejour is holding AR's Working Interest in trust for AR; and

C. Dejour and AR wish to set forth the terms and conditions upon which Dejour is holding AR's Working Interest in trust for AR, and for the registration of the Royalty and AR's Working Interest as an interest in land.

**NOW THEREFORE** the parties agree as follows:

1. All defined terms used but not defined herein shall have the meaning ascribed thereto in the FPA. In this Agreement, the following words and phrases have the respective definitions:

   (a) "**FPA**" means the Funding and Participation Agreement dated December ___, 2017 between Dejour and AR ;

   (b) "**Royalty Wells**" means the Wells subject to the Royalty listed in Schedule "A" as amended from time to time;

   (c) "**Trust Interest**" means the Working Interest earned by AR pursuant to the terms of the FPA listed in Schedule "A" as amended from time to time;

   (d) "**Wells**" means the Initial Test Well and Option Well(s) and

   (e) "**Working Interest**" means a 100% working interest in the Wells together with any rights under any Title Documents to explore for and produce any Petroleum Substances in the Participation Lands from the applicable Well pursuant to the terms of the FPA.

2. Subject to the terms of the FPA, Dejour absolutely and irrevocably acknowledges and declares that (i) AR has earned a Royalty in the Royalty Wells; (ii) it now holds and will continue to hold the Trust Interest in trust for the sole use and benefit of AR subject to the provisions of the FPA and this Agreement and (iii) its interest in and to the Participation Lands, the Initial Test Well and Option Wells is now, and shall always be, subject to AR's Royalty in the Royalty Wells and the Trust Interest, as applicable.

3. Dejour undertakes and agrees to deal with the Trust Interest only as may be directed from time to time by AR and that it will only assign, transfer, encumber, alienate or otherwise dispose of the Trust Interest, or any part thereof as may be directed in writing by AR subject to the provisions of the FPA and this Agreement.

4. Subject to the FPA, Dejour and AR covenant and agree as follows:

   (a) Dejour shall provide AR with access to all information, data, notices and records in Dejour's possession or control, or to which Dejour has access, respecting the Trust Interest;

   (b) AR shall reimburse Dejour on demand for all reasonable costs and expenses incurred by Dejour in holding the Trust Interest in trust pursuant to this Agreement;

   (c) AR shall indemnify and save harmless Dejour from and against any and all actions, causes of action, claims, demands, damages, losses and liabilities, of any nature whatsoever, which Dejour may at any time or times suffer, sustain, pay or incur by reason of holding the Trust Interest in trust pursuant to this Agreement, provided that Dejour has in all respects acted in good faith and in a prudent manner and has not been negligent in the performance of its duties; and

   (d) Dejour shall deal with the Trust Interest in compliance with the terms and conditions of the FPA and the agreements pertaining thereto and only in such other manner as AR may from time to time authorize and direct.

5. The Royalty and AR's Working Interest constitutes an interest in land and shall be regarded as a covenant running with the Participation Lands for the term of the Title Documents or any of them, caveatable under the land registration systems in the provinces where the Participation Lands are situated and enforceable against Dejour and any successors in interest to Dejour.

6. Dejour hereby acknowledges and agrees that AR shall be entitled to register any Royalty or Working Interest that it is granted or receives pursuant to the FPA by way of a security interest, by providing all necessary documentation, including a security notice of such interest, in the form attached hereto as Schedule "B", to the BC Ministry of Natural Gas Development Tenure and Revenue Management or such other governmental authority as is required to effect the same.

7. This Agreement shall remain in full force and effect for so long as (i) AR has a Royalty in the Royalty Wells and/or (ii) the Trust Interest or any part thereof is held in trust by Dejour for AR, and thereafter until all accounts between Dejour and AR have been settled.

8. A party shall, at the request of the other party, execute and deliver all such further and other instruments and documents and do or cause to be done all such acts and things as may be necessary or advisable to fully assure the carrying out of the intent and purpose of this Agreement and the FPA, as applicable.

9. This Agreement shall be construed in accordance with the laws of the Province of Alberta.

10. This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and assigns.

11. This Agreement and the documents delivered pursuant to this Agreement contain all of the terms and provisions of the agreement between the parties related to its subject matter and supersedes all prior agreements, undertakings, negotiations and discussions, whether written or oral related hereto.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed and delivered.

| DEJOUR ENERGY (ALBERTA) LTD. | ACCELERATION RESOURCES LLC |
|---|---|
| Per: ______________________ | Per: ______________________ |
| Name: | Name: |
| Title: | Title: |

**SCHEDULE "A"** attached to and forming part of a STATEMENT OF INTEREST AND DECLARATION OF TRUST AGREEMENT dated _________________, 20___ between Dejour Energy (Alberta) Ltd., and Acceleration Resources LLC.

---

**List of Interest**

1. Royalty Wells: AR has a Royalty on the production from the following Wells:

**NTD: Insert applicable Royalty Well(s)]**

2. Wells: AR has a Working Interest in and to the following Wells:

**[NTD: Insert applicable Well(s)]**

## Schedule "H"

Attached to and forming part of a Farmout and Participation Agreement dated December 22, 2017 between Dejour Energy (Alberta) Ltd. and Acceleration Resources LLC

### CASH CALL AND AFE RIGHTS OF DEJOUR

When Dejour and AR both fund operations relating to an Initial Test Well or Option Well under the Agreement (an "Operation"), then Dejour shall fulfil the following obligations and, in exchange, AR shall provide its funding for such operations as required below,in the Agreement and pursuant to the 2011 PASC Accounting Procedure as modified per Schedule "H-1" attached to this Schedule "H":

### 1. Definitions

Unless otherwise specified in this Schedule, any defined terms shall have the meanings ascribed in the body of the Agreement or the 2007 CAPL Operating Procedure.

### 2. Obligations Not Joint or Collective

Nothing contained in this Agreement creates a partnership or association of any kind, imposes upon any AR or Dejour any partnership duty, obligation or liability or authorizes either of them to act as an agent of any other for any purpose except as expressly provided in this Agreement. Except as provided for the commingling of funds in Clause 7.7., the parties also confirm their intention that there is not any trust, trust duty or fiduciary relationship between them under this Agreement, provided that:

2.1. the parties recognize that this Clause 2 might not prevent such a trust, trust duty or fiduciary relationship being imposed at law or in equity; and

2.2. the parties do not intend this Clause 2 to lessen any duty of good faith (or similar duty) that may otherwise apply to them at law or in equity.

### 3. No U.S. Tax Partnership

By this Schedule, the parties do not intend to form a partnership for federal income tax purposes of the United States of America ("U.S."). If, for purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), this Agreement or the parties' relationship constitutes a partnership (as defined in Section 761(a) of the Code), each party is deemed to elect to have it excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code (or any comparable provisions that may exist at the relevant time) to the extent permitted therein. Each party required to file a U.S. federal income tax return will make all permitted and authorized elections therein to reflect that election, provided that the party subject to the Code which holds the largest Working Interest may, by notice to the other affected parties, execute that election for each applicable party and provide such evidence of that election as is requested by the applicable U.S. authorities. No party will give any

notice or take any action inconsistent with that election. No activity conducted under this Schedule will be construed in a way that would cause any party to be deemed to be engaged in a trade or business within the U.S. or subject to its taxable jurisdiction. A party that is not otherwise subject to the taxable jurisdiction of the U.S. will not be required to do any act or execute any instrument that would subject it to that jurisdiction.

## 4. Authorized Expenditures

Subject to the limitations on charges prescribed by the Accounting Procedure, in connection with operations undertaken in accordance with the Agreement, Dejour may make such expenditures as necessary and prudent to conduct Operations. However, it may not make an expenditure for settlement of any damage claim or for any single Operation or other undertaking with a total settlement amount or bona fide estimated cost in excess of $10,000 without an approved AFE from AR, except insofar as Dejour reasonably determines that:

**4.1.** an emergency exists (or is imminent) and the expenditure is then required: (i) for safety or the protection of life or property; or (ii) to prevent or mitigate pollution or other Environmental Liabilities; or

**4.2.** the expenditure is required by the Regulations (including any such expenditure to mitigate pollution or other Environmental Liabilities or to complete Abandonment, in due course, of any surface location associated with a Operations or any property), where failure to make that expenditure at that time could result in prosecution of Dejour or the imposition of enforcement actions, penalties or any other material adverse formal consequence on Dejour under the Regulations.

Dejour will promptly notify AR of any expenditure it anticipates under this Clause 4. It will include in that notice sufficient detail to enable them to understand the event or requirement, the nature, scope and schedule of the expenditure and the anticipated associated costs.

## 5. AFE Overexpenditures

AR's approval of an AFE constitutes its approval of all expenditures necessary to conduct the Operation described therein, subject to the limitations on charges prescribed by the Accounting Procedure. However, Dejour will, for informational purposes only, promptly notify AR if it incurs or expects to incur expenditures for a Operation that exceed the total amount estimated in the applicable AFE by more than the greater of $50,000 or 10%. It will include in that notice its explanation for that overexpenditure and its revised cost estimate for that Operation. If that Operation relates to a well, Dejour will then provide estimates of current and cumulative costs incurred therefor on a daily basis where practicable and weekly estimates of forecast costs until that Operation is completed.

## 6. Records and Accounts

To minimize the possibility of materially inaccurate recording or reporting of transactions, assets or liabilities hereunder, Dejour will maintain internal controls that, by industry practice, are appropriate.

Dejour will keep and maintain true and correct records and accounts under this Agreement for the conduct of Operations, the production of Petroleum Substances from any well funded by the parties under the Agreement. Dejour will, upon request of AR, permit it to: (i) inspect those records and accounts during normal business hours in Dejour's principal Canadian office or its applicable field office; (ii) make extracts or copies therefrom; and (iii) audit those records and accounts as provided in the Accounting Procedure, including the associated processes and procedures respecting internal controls. However, AR will not have the rights granted under this Clause for a well for which it is not then entitled to information hereunder.

## 7. COSTS AND EXPENSES OF CONTRACT OPERATIONS

### 7.1. Application of Accounting Procedure

The Accounting Procedure will be the basis for all charges and credits, except insofar as it conflicts with the body of the Agreement. In exchange for its performance of the Operations, the parties agree that Dejour shall neither suffer a loss, nor gain a profit subject to: (i) the Accounting Procedure; and (ii) any liability or indemnification obligations that accrue solely to Dejour for a breach of its obligations under this Agreement. Dejour will maintain accounting and financial records in accordance with established accounting practices in the oil and gas industry and in a manner in which charges and credits hereunder can be accessed separately from those kept by it for operations not conducted hereunder.

### 7.2. Advance of Expenditures - Advance Request

Dejour will, by notice to AR, require AR to advance the costs Dejour reasonably expects to pay for Operations under an approved AFE in a particular calendar month, provided that Dejour may not make that request earlier than the first day of the calendar month preceding the month for which the advance is requested. Subject to Clause 7.3 and 7.4, AR will pay those amounts to Dejour on or before the later of: (i) 20 days after its receipt of Dejour's itemized written estimate of those costs and request for payment; and (ii) the 15th day of the month to which that estimate relates.

### 7.3. Adjustments

Dejour will adjust each monthly billing to reflect advances received under Clause 7.2. Costs exceeding the requested advances will be billed by Dejour and paid by AR under the Accounting Procedure. Dejour will either refund to AR amounts advanced by it in excess of the actual costs paid for the month to which the advance pertained or retain those amounts to reduce the following month's advance. However, Dejour must refund any such excess amount insofar as it exceeds AR's advances applicable to the month to which the advance pertained and the following month. The default provisions of Clause 7 will apply, *mutatis mutandis*, to any such excess amounts not managed by Dejour in this manner.

## 7.4. Forecast of Operations

Dejour will, in a timely manner after AR's request, consult with AR to create a written forecast outlining all anticipated Operations during the next 12-month period and their estimated costs. Any such forecast is for informational purposes only.

## 7.5. Dejour's Lien and Default Remedies

### 7.5.1. Dejour's Lien

Dejour will have a lien and charge with respect to the interest of each party in any well that the parties agree to fund under the Agreement, along with any associated the wells, equipment and Petroleum Substances produced therefrom, to secure payment of AR's costs and expenses incurred for AR's sole account. Subject to the Regulations, that lien and charge has priority over any other lien, charge, mortgage or other security interest applicable to those interests, provided that this will not preclude a party from entering into any bona fide financing that requires a pledge or the granting of other security.

### 7.5.2. Default Remedies

It is the parties' general intention that the remedies in this Clause only be used on a bona fide basis with respect to failure to pay amounts owing hereunder. Subject to the last paragraph of this Clause and the Regulations, if AR does not pay as and when due any amounts required to be paid by it under this Clause 7, Dejour may, without limiting its other rights hereunder or otherwise held at law or in equity:

**7.5.2.1.1.** charge AR compound interest, as computed monthly, on that unpaid amount from the day that payment is due until the day it is paid. Interest will accrue at the rate of 2% per annum higher than the rate designated as the prevailing prime rate for Canadian commercial loans by the principal Canadian chartered bank used by Dejour, regardless of whether Dejour has notified that AR in advance of its intention to charge interest on that unpaid amount;

**7.5.2.1.2.** withhold from that AR any further information and rights with respect to Operations, which information and rights will be supplied or restored to it promptly after the default is fully rectified, provided that this does not permit Dejour to: (i) incur any expenditure for AR's sole account that requires approval under this Schedule; (ii) deny the right of AR to issue or receive any notice served hereunder; or (iii) deny AR's rights hereunder with respect to any such notice;

**7.5.2.1.3.** set-off against that unpaid amount, any amount payable to AR from Dejour hereunder or under any other agreement then in effect between them (including any ORR Agreement), without any right of that AR to set-off or counter-claim; and

7.5.2.1.4. maintain actions against that AR for all such unpaid amounts and interest thereon on a continuing basis, as if those payment obligations were liquidated demands payable on the date they were due to be paid, without any right of that AR to set-off or counter-claim.

**7.5.3. Dejour to Issue Statement of Account**

After request by AR, Dejour will issue a statement to AR in a timely manner that identifies in reasonable detail the amount AR owes hereunder and all debits and credits against that amount on a month-by-month basis.

**7.5.4. Remedies Are Cumulative**

The rights and remedies granted to Dejour under this Clause 7 are cumulative, and may be exercised separately or in combination. Dejour's exercise, or failure to exercise, any rights and remedies available to it hereunder, at law, in equity or under the Regulations does not limit its rights or remedies for the particular default or release AR from any other obligations that have accrued to it under this Agreement.

**7.5.5. No Merger**

The obligation to pay interest at the rate specified in this Clause 7 applies until the financial default is rectified, and will not merge into a judgment for principal and interest, or either of them. The parties waive the application of any Regulations to the contrary, insofar as permitted thereunder.

**7.5.6. Dejour's Records as Prima Facie Proof**

Dejour's bona fide records constitute prima facie proof of the existence of any financial default hereunder, subject to AR's rights of inspection and audit hereunder.

**7.5.7. Commingling of Funds**

**7.5.7.1. Commingling Permitted**

Dejour may commingle with its own funds monies that it receives for AR's sole account or otherwise on behalf of AR hereunder. However, its right to commingle funds will terminate (and the obligation to segregate funds held hereunder will accrue) if AR serves notice to such effect to Dejour.

**7.5.7.2. Funds Held in Trust**

The right to commingle funds has been granted to Dejour as an administrative aid to perform its duties hereunder. Any funds paid to, received by or held by it on behalf of AR will be deemed to be held by it in trust on behalf of AR. Those funds will be applied only to their intended use, and will not be deemed to belong to Dejour.

Notwithstanding anything else in this Schedule "H", no later than fifteen (15) business days prior to the anticipated spud date of the Initial Test Well (which is presently anticipated to be February 5, 2018), AR shall remit to Dejour an amount equal to the costs of drilling to the Casing Point as detailed in the AFE approved by the parties. Dejour shall hold those funds for the benefit of AR in a segregated account. Dejour shall only use those funds for Costs as and when accrued in connection with AR's share of the costs of the Initial Test Well up to the Casing Point. In the event the Initial Test Well is not spudded before the anticipated spud date, as may be amended, AR shall be entitled to the return from Dejour of its funds in trust at AR's earliest discretion. AR shall have the right to audit the use of those funds upon five (5) business days notice to Dejour and Dejour shall use reasonable commercial efforts to facilitate such audit.

**Schedule of Rates, Elections and Modifications**
**to the 2011 Accounting Procedure**

**1. Introduction**

The 2011 Accounting Procedure (AP – 2011) published by the Petroleum Accountants Society of Canada has been modified only by:

(a) The completion of the blanks in Section 3. "Elections Required"; and

(b) Those other changes that are specifically identified in Section 4. "Modifications to the 2011 Accounting Procedure".

**2. 2011 Accounting Procedure Key Rates and Values**

The following key rates and values are included within the Accounting Procedure and are subject to any modification that may be included in Section 4 hereof:

| | | | |
|---|---|---|---|
| (a) | Clause 105(A) | Operating Fund: | 12.5% |
| (b) | Clause 111(A)(1) | Single Undertaking: | $50,000.00 |
| (c) | Clause 111(A)(5) | Damage Claims: | $10,000.00 |
| (d) | Clause 111(D) | Overexpenditure Explanations or Supplemental AFEs: | The greater of 10% of the estimated cost of the undertaking or the limit specified in Subclause 111(A)(1) |
| (e) | Clause 201(F)(5) | Labor – ICPs Limitation: | 25% |
| (f) | Clause 202(E) | Non-Compulsory Benefit Burden Rate Limitation: | 25% |
| (g) | Clause 205(B)(5) | Warehouse Handling Rate: | 5% |

**3. Elections Required**

The following Clauses of the 2011 Accounting Procedure are modified to include the indicated election, alternative, option or value:

(a) Clause 104(A)(1) Cash Calls and Advances: Undertakings greater than __$50,000__ dollars

(b) Clause 201(F)(3) Labour: ICPs shall___/shall not_X_ include stock options

(c) Clause 302 Overhead Election: Alternative_B_

Additional rates and elections for Alternative B elections under Clause 302:

303. Overhead Rates Under Alternative B

(A) Abandonment and Reclamation: Alternative__B_;
If Alternative B is selected the following percentage shall apply __0%___ for an Earning Well under the Agreement which is not an Exclusive Interest Well and __2%__ for an Earning Well which is an Exclusive Interest Well.

(B) Catastrophe: Alternative__B_;
If Alternative B is selected the following percentage shall apply __0%___ for an Earning Well under the Agreement which is not an Exclusive Interest Well and __2%__ for an Earning Well which is an Exclusive Interest Well.

(C) Exploration: Alternative__B_;
If Alternative B is selected the following percentage shall apply __0%___ for an Earning Well under the Agreement which is not an Exclusive Interest Well and __2%__ for an Earning Well which is an Exclusive Interest Well.

(D) Drilling: Alternative_B_;
If Alternative B is selected the following percentage shall apply __0%___ for an Earning Well under the Agreement which is not an Exclusive Interest Well and __2%__ for an Earning Well which is an Exclusive Interest Well.

(E) Completion: Alternative_B_:
If Alternative B is selected the following percentage shall apply __0%__ for an Earning Well under the Agreement which is not an Exclusive Interest Well and __2%__ for an Earning Well which is an Exclusive Interest Well.

(F) Construction: Alternative__B__:
If Alternative B is selected the following percentage shall apply __0%__ for an Earning Well under the Agreement which is not an Exclusive Interest Well and __2%__ for an Earning Well which is an Exclusive Interest Well.

(G) Equipping: Alternative__B__:
If Alternative B is selected the following percentage shall apply __0%__ for an Earning Well under the Agreement which is not an Exclusive Interest Well and __2%__ for an Earning Well which is an Exclusive Interest Well.

(H) Operations and Maintenance:

(1) $__N/A__ per month
(2) $__500__ per Producing Well per month for an Earning Well which is an Exclusive Interest Well
(3) __N/A__% of the Operating Overhead Rate Base
(4) __N/A__% of the Operating Overhead Rate Base for wells only
(5) __N/A__% of the Operating Overhead Rate Base for facilities, including production facilities
(6) At the following percentages:
  (a) __N/A__% Property tax;
  (b) __N/A__% Custom processing, production handling, transportation and similar charges for the Joint Account;
  (c) __N/A__% Utilities, including (but not limited to) electricity and fuel gas purchased for the Joint Account;
  (d) __N/A__% Environmental and/or ecological fees or similar levies imposed by governmental authorities; and
  (e) Other items at percentages as approved by the Parties.

4. **Modifications to the 2011 Accounting Procedure**

The 2011 Accounting Procedure is modified as follows:

**Election for "EARNING WELLS"**

Clause 302 Overhead Rates - As set forth in Clause 303:

a) Abandonment & Reclamation - ALTERNATIVE "C" (below);
b) Catastrophe - ALTERNATIVE "C" (below);
c) Exploration - ALTERNATIVE "C" (below);
d) Drilling - ALTERNATIVE "C" (below);
e) Completion - ALTERNATIVE "C" (below);
f) Construction - ALTERNATIVE "C" (below), and
g) Equipping - ALTERNATIVE "C" (below).

*ALTERNATIVE "C"*

*(1) Five percent (5%) of the first two-hundred and fifty thousand dollars;*
*(2) Three (3%) of the next two-hundred and fifty thousand dollars, plus*

*(3) One percent (1%) for the remainder*

5. **Warranty as to Modifications**

The 2011 Accounting Procedure (AP - 2011) published by the Petroleum Accountants Society of Canada, (copyright) is hereby incorporated in its entirety in the Agreement and the Parties so warrant that, subject to the provisions respecting the selection of values or elections, said Accounting Procedure has been amended only to the extent set forth in Sections 3 and 4 above.